General Stockholders’ Meeting Manual - Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting

2024

Itaú Unibanco Holding S.A.

General Stockholders' Meeting Manual

Annual General Stockholders' Meeting and
Extraordinary General Stockholders' Meeting

April 23, 2024

Contents

_1. Message from the Co-chairmen of the Board of Directors

São Paulo, March 22, 2024.

Dear Stockholder,

It has been nearly 100 years of history with a strong presence in the lives of millions of people. During this long journey, we've been in constant movement and transformation, and from each challenging scenario we've taken away lessons that have strengthened and made us ready to walk on in a solid and responsible way, always bearing in mind the best for our clients, stockholders, employees and society in general. We now commence a new chapter in this pathway, with the launch of our new brand: Made of Future, shaped by time and presenting itself renewed, full of dynamism and of our essence. Our essence never changes, it's written in stone.

In 2023 we posted a 12.0% increase in net income, and an annualized return on average equity and Tier 1 capital ratio of 18.6% and 15.2%, respectively. We also paid R$21.5 billion in dividends and interest on capital[1] over the year, with a 60.3% payout. It's worth mentioning that in 2023 we recorded the best efficiency ratio in our history, which reached 39.9%[2].

Changes in technology, consumer habits and our clients' demands pose daily challenges. Furthermore, the non-stop entry of new competitors into different business niches demands constant change and improvement of our channels, products and services so that we continue to innovate and meet our clients' needs with quality.

The transformation journey of our technological platform has captured 70% of the expected efficiency of services that most impact both our competitiveness and clients. In line with such modernization, we keep on advancing with a strong organizational restructuring, in our business and in the way we deliver value. Currently, over 21,000 employees work in multidisciplinary teams with a focus on providing the best client experience ever. Furthermore, the constant use of data and the ongoing evolution of our AI solutions provide us with the information we need to guide our efforts and act assertively.

When it comes to our ESG[3] agenda, please note that at the end of December 2023 we had reached 89% of the target of allocating R$400 billion to sustainable development by 2025. This was accomplished through business initiatives that promote a sustainable and increasingly greener and inclusive economy. Aware of our role in society, we invested R$824.4 million in social projects focused on, among others, education, culture, mobility and diversity.



At the Annual General Stockholders' Meeting, we will resolve on the Financial Statements for FY 2023, the allocation of net income for the year, the election of members to the Board of Directors and Supervisory Council, the overall compensation of members of the Board of Officers and the Board of Directors, and the compensation of Fiscal Council members. At the Extraordinary General Stockholders' Meeting, we will resolve on some changes to the Bylaws and the update of the Stock Grant Plan.

Last but not least, we invite you to read this manual, which outlines the matters to be considered at Itaú Unibanco's Annual and Extraordinary General Stockholders' Meeting scheduled for April 23, 2024. This Stockholders' Meeting will be held in digital format and stockholders will once again be able to register their vote remotely – the procedures are available in this document.

Have a good reading!

Regards,

Pedro Moreira Salles and Roberto Setubal

Co-chairmen of the Board of Directors

1. In accordance with generally accepted accounting principles in Brazil (BRGAAP)
2. Efficiency ratio based in BRGAAP managerial disclosure.
3. Environmental, Social and Corporate Governance.

2. Introduction

General Stockholders' Meetings are important tools for stockholders' participation in decisions that set, among others, the management of Itaú Unibanco Holding S.A. ("Itaú Unibanco", "Company", "Issuer", "Corporation" or "Organization") and therefore how the business of the Company and its controlled companies is run.

On April 23, 2024, stockholders will be able to vote on crucial issues to the Organization. Stockholders who hold ITUB3 (common) shares may vote on the election of members to the Company's Board of Directors and the Supervisory Council and the allocation of profit earned in 2023, among other issues. Stockholders who hold ITUB4 (preferred) shares may vote on the election of members to the Supervisory Council nominated by preferred stockholders. The call notice included in item 5 hereof outlines the proposals to be voted on the Meetings.

Stockholders may opt to attend the General Stockholders' Meetings as follows:

- **Digital and remote environment:** The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 21, 2024 to the email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the Stockholder's picture.

- **By proxy:** in this case, stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will provide three (3) proxies who will vote in accordance with the stockholders' instruction. The proxy templates to be used by stockholders who opt for this type of attendance are found in Attachment VII hereto.

- **By remote voting form:** stockholders may also cast their vote remotely, through a remote voting form, in accordance with Brazilian Exchange and Securities Commission ("CVM") Resolution No. 81/22.

Item 4 of this document comprises in-depth information for stockholders' attendance at the General Stockholders' Meetings. All important information related to the Meetings is included herein, such as the Company's economic and financial performance in fiscal year 2023, a presentation with the résumés of the candidates to the Board of Directors and the Supervisory Council, proposed allocation of profit, as well as a description of the Company's management compensation and the proposed amendments to the Bylaws and to the Stock Grant Plan.

For further information about the Company and controlled companies, please visit the Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).

3. Comments of Executive Officers

The Comments of Executive Officers, as specified in Item 2 of Attachment C to CVM Resolution No. 80/22, are contained in Attachment II hereto.

4. Information about the Annual and Extraordinary General Stockholders' Meeting

Date

This year, Itaú Unibanco's Annual General Stockholders' Meeting will be held on April 23, at 11 a.m. and, subsequently, at 11:10 am, there will be an Extraordinary General Stockholders' Meeting.

Opening Quorum

The Annual General Stockholders´ Meeting will be open on first call, with the attendance of stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6,404/76 ("Brazilian Corporate Law").

Members will vote on the proposed Amendments to the Bylaws at the Extraordinary General Stockholders´ Meeting, open on first call with the attendance of stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of Brazilian Corporate Law.

We clarify that in the case of insufficient quorum to open the aforementioned Meeting on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after such new call notice is published, in accordance with Article 124, paragraph 1, II, of Brazilian Corporate Law. This Meeting will be opened on second call with any number of stockholders holding common shares.

Venue

The Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting will exclusively be held online and remotely.

The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 21, 2024 to the email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of incorporation/ bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Call Notice

The Call notice included in item 5 hereof will be published on March 26, 27 and 28, 2024 in the O Estado de S. Paulo newspaper. It will also be available on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/).

Documents available to stockholders

The Management Report on business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), the Independent Auditors' Report, the opinion of the Supervisory Council and a copy of the summary of the Audit Committee Report were all published on February 22, 2024 in the O Estado de S. Paulo newspaper (printed version: pages B9 to B12 and digital version: pages 1 to 6 of the IR Section), which were complemented in a publication on February 24, 2024 in the O Estado de S. Paulo newspaper (printed version: page B3). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 5, 2024 on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores/en/).

To present the proposals, accompanied by their rationale, to be voted on at the Stockholders' Meetings, the information listed in Article 10 of CVM Resolution No. 81/22 is also made available by the Company on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores/en/) at Itaú Unibanco > Corporate Governance > general stockholders' meetings.

Proxies

To assist stockholders who decide to take part in the Annual and Extraordinary General Stockholders' Meetings represented by proxies, we present Attachments: VII - A "Proxy template for holders of common shares"; and VII – B "Proxy template for holders of preferred shares".

The Company will otherwise provide three (3) proxies suited to represent stockholders at the Meetings, who will vote in strict accordance with the voting instruction given by stockholders, as shown in Attachment VII - C "Proxy Template for proxies provided by the Company (for holders of common shares)", and Attachment VII – D "Proxy Template for proxies provided by the Company (for holders of preferred shares)". Please find information about the proxy request, in accordance with Attachment Q to CVM Resolution No. 81/22, in Attachment VII – E hereto.

To facilitate the running of the General Stockholders´ Meetings, the Company suggests that stockholders represented by proxies send a copy of the selected proxy and other documents listed in the Call Notice by April 21, 2024 by either email: drinvest@itau-unibanco.com.br or mail/courier to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100,
Torre Conceição, 1° andar - Parque Jabaquara,
São Paulo (SP) - CEP 04344-902

Remote voting form

The Company will adopt the remote voting system, in accordance with the provisions of CVM Resolution No. 81/22, as well as the best market practices.

Accordingly, stockholders willing to vote through the remote voting form may forward their voting instruction concerning the proposals to be voted on at the Meetings:

- by remote voting form sent directly to the Company; or

- by form completion instructions transmitted to service providers, as follows:

a) to the stockholders' custody agent, if shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company
Stockholders choosing to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company via email **drinvest@itau-unibanco.com.br** by April 16, 2024:

(i) the voting form duly filled, initialized and signed (signature notarized by a notary public, consularization or a sworn translation of documents in foreign languages not required); and

(ii) ID document - **for Legal Entities:** a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and **for Individuals:** a certified copy of the ID document bearing the stockholders' picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation.

Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify stockholders that it has received and accepted these documents. This information will be sent to the stockholder at the electronic address stated in the voting form.

Stockholders forwarding the form to service providers
Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: **https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital**

ITAÚ CORRETORA DE VALORES S.A.
+55 11 3003-9285 (capital cities and metropolitan areas)
0800 7209285 (other locations)
Client Service opens on business days from 9:00 a.m. to 6:00 p.m.
Email: **atendimentoescrituracao@itau-unibanco.com.br**

Stockholders should transmit the form completion instructions to the service providers by April 16, 2024, unless otherwise indicated by the latter.

Information about the election of members to the Board of Directors

In accordance with Brazilian Corporate Law, the election of the members to the Board of Directors may be carried out based on the majority of votes, multiple voting or separate voting processes. As these different voting procedures may impact the definition of the number of Board members, and aimed at the better understanding of the dynamics of this election, the voting processes are detailed below:

i) Multiple voting process
In accordance with CVM Resolution No. 70/22, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, these requesting stockholders should represent at least five percent (5%) of voting capital.

In accordance with Article 141, paragraph 1, of the Brazilian Corporate Law, the option for adoption of the multiple voting process must be exercised by stockholders at least forty-eight hours (48) before the Stockholder's Meeting, and the presiding officers of said Stockholders' Meeting must inform stockholders in advance, based on the "Attendance Book", of the number of votes required for the election of each member to the Board of Directors. In any case, it is important to note that the multiple voting process should be requested as early as possible, to make it easier for the Company to make the required arrangements and the stockholders to attend the meeting.

Once the multiple voting process is adopted, the votes cast by stockholders who, via remote voting form, have opted to "ABSTAIN" with respect to the 'distribution in advance of votes cast in the candidates informed in that voting form', will be deemed as 'abstention' with respect to the corresponding resolution at the Meeting. Therefore, the votes cast by such stockholders will not be included in the resolution quorum and consequently these stockholders will not take part in the election of members to the Board of Directors.

ii) Separate voting process
In accordance with Article 141, paragraph 4, of Brazilian Corporate Law, the following groups of stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not achieved, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of Brazilian Corporate Law.

Only stockholders able to confirm the uninterrupted ownership of the required stockholding interest for at least three (3) months immediately prior to the General Stockholders' Meeting date will be entitled to exercise the separate voting right, in accordance with Article 141, paragraph 6 of Brazilian Corporate Law.

Eligibility criteria for nominating candidates

Stockholders willing to nominate candidates for the Board of Directors or the Supervisory Council should submit the required evidence that meets the minimum eligibility criteria for the position, in accordance with the Brazilian Corporate Law, Resolution No. 4,970/21 of the National Monetary Council ("CMN") and CVM Resolution No. 80/22.

In order for the General Stockholders' Meeting to run smoothly and to provide a previous analysis of the eligibility of these candidates, we suggest that documentation be submitted to the Company by April 12, 2024.

Conflicts of interest

While the General Stockholders' Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company's management and inspection bodies. Also, any attending stockholder aware of a conflicting situation in relation to another stockholder and to the subject matter of the resolution must speak up thereon.

When the conflict of interest is brought into light, the conflicted stockholder shall abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders' Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting.

Communication channel with the Board of Directors

Last but not least we highlight that stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking the link "Contact IR" on our Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/). In the field "Subject", the stockholder should select the option "Recommendations to the Board of Directors to Stockholders' Meeting".

5. Call Notice

ANNUAL GENERAL STOCKHOLDERS MEETING AND EXTRAORDINARY GENERAL STOCKHOLDERS MEETING

The stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to attend the **Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting** to be exclusively held online on April 23, 2024, at 11:00 a.m. and 11:10 a.m., respectively, with the purpose to:

Annual General Stockholders' Meeting – 11 a.m.

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2023;

2. resolve on the allocation of profit for the year;

3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors, including independent members, and the Supervisory Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 70/22, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, the requesting stockholders must represent at least five percent (5%) of voting capital; and

4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Officers, as well as the compensation of the Supervisory Council members.

Extraordinary General Stockholders' Meeting – 11:10 a.m.

1. amend the following articles of the Bylaws: (i) article, 6º, caput, and item 6.6. to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting, as well as set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman; and (ii) article 10, caput, and item 10.1. to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles;

2. consolidate the Bylaws to reflect the amendments mentioned in item "1" above; and

3. update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders Meetings' Manual.

The documents to be reviewed at the Stockholders' Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores/en/), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of said documents by the email ri@itau-unibanco.com.br.

The Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 21, 2024, to the email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the General Stockholders' Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we require that any documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer.

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws of the legal entity represented, proof of election of management members and the corresponding proxy with signature notarized by a notary public;

b) Individuals: a proxy with signature notarized by a notary public.

To facilitate the running of the General Stockholders' Meetings, the Company suggests that stockholders represented by proxies send a copy of the documents listed above by April 21, 2024 to the email drinvest@itau-unibanco.com.br.

To encourage stockholders to participate in General Stockholders' Meetings, the Company has implemented a remote voting system, in accordance with CVM Resolution No. 81/22, as amended, making it possible for remote voting forms to be sent (i) directly to the Company, or (ii) to the stockholders' custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution engaged by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders' Meeting's Manual.

São Paulo (SP), March 22, 2024.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

6. Annual and Extraordinary General Stockholders' Meeting

At the Annual General Stockholders' Meeting

I. Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2023.

The Management Report was released together with the Financial Statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), having been approved by the Board of Directors at its meeting of February 5, 2024 and made available on that date on the websites of the Brazilian Securities and Exchange Commission ("CVM") and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores/en/). Additionally, this document was published on February 22, 2024 in O Estado de S. Paulo (printed version: pages B9 to B12 and digital version: pages 1 a 6 of the IR Section).

II. Allocation of Profit for 2023.

The Company recorded profit for 2023 in the amount of thirty-three billion, three hundred and eighty-eight million, eight hundred and seventy-eight thousand, seven hundred and ninety-seven Brazilian reais and thirty-two cents (R$33,388,878,797.32), according to the statement of income made available on February 5, 2024 on the websites of CVM and of the Company's Investor Relations (www.itau.com.br/relacoes-com-investidores/en/), which was published together with the Financial Statements on February 22, 2024 in O Estado de S. Paulo newspaper (printed version: pages B9 to B12 and digital version: pages 1 a 6 of the IR Section), which were complemented in a publication on February 24, 2024 in the O Estado de S. Paulo newspaper (printed version: page B3).

Considering the calculation of said profit, according to the Financial Statements, the following allocation is proposed:

(a) one billion, six hundred and sixty-nine million, four hundred and forty-three thousand, nine hundred and thirty-nine Brazilian reais and eighty-seven cents (R$1,669,443,939.87) to the Legal Reserve account; and

(b) twenty-three billion, three hundred and fifteen million, seven hundred and thirty-two thousand, seven hundred and nineteen Brazilian reais and ninety-five cents (R$ 23,315,732,719.95) gross, for payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9,249/95, and it should be stressed that such payment was made in full.

It is also proposed the allocation of eight billion, four hundred and three million, seven hundred and two thousand, one hundred and thirty-seven Brazilian reais and fifty cents (R$8,403,702,137.50) and fifty-three million, two hundred and fifty-three thousand, eight hundred and twelve Brazilian reais and sixty-six cents (R$53,253,812.66) to Statutory Revenue Reserves related to profit for the year and dividends and interest on capital prescribed over the year, respectively.

The allocation of profit, as specified in Attachment A to CVM Resolution No. 81/22, is found in Attachment I hereto.

III. Definition of the number of members of the Board of Directors and election of the members of the Board of Directors and the Supervisory Council for the next annual term of office.

The majority stockholder proposes that the Company's Board of Directors be composed of thirteen (13) positions for the next annual term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law.

In view of the assessment of the Board of Directors and its individual members, the members' good performance in the period, the constant attendance at the meetings, and the compliance with the eligibility criteria of the Company and its Policy for Nomination of Executives, the proposal is for the reelection, on an individual basis, of the following members: Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal and also the election of Fabricio Bloisi Rocha and Paulo Antunes Veras.

Pursuant to Article 140, paragraph 2, of Brazilian Corporate Law, as well as Article 5 and following of Attachment K, to CVM Resolution 80/22, as per the self-declaration and assessment by the Board of Directors, the following are considered independent members: Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes, and also Fabricio Bloisi Rocha and Paulo Antunes Veras, if the proposal for their election is approved.

Regarding the Fiscal Council, the majority stockholder proposes that the following members be reelected, namely Messrs. Gilberto Frussa and Eduardo Miyaki, as effective members, and João Costa and Reinaldo Guerreiro, as alternate members, as all of them meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law.

In addition to the members nominated by the majority stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and their respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent ten percent (10%) or more of voting shares in the aggregate.

Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, announced that it has put forward the nomination of two additional candidates for election: Igor Barenboim as an effective member and Rene Guimarães Andrich as his alternate, as both meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law.

Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, some members to sit on the Supervisory Council, as described above, the other stockholders with voting rights may elect new effective and alternate members, in any case, in a number equal to those elected under the aforementioned terms, plus one.

Please find the detailed résumés of these candidates, as well as other information required by items 7.3 to 7.6 of Attachment C to CVM Resolution No. 80/22, in Attachment III hereto.

IV. Definition of the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors, as well as the compensation of the members of the Supervisory Council.

With respect to fiscal year 2024, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company's financial statements, the proposal is for the General Stockholders' Meeting to approve the overall amount of six hundred and eighty million Brazilian reais (R$680,000,000.00) for compensation of the Company's management members (members of the Board of Officers and the Board of Directors).

With regard to the members of the Supervisory Council, it is proposed that the General Stockholders' Meeting approve the individual monthly compensation of twenty-two thousand Brazilian reais (R$22,000.00) to effective members and nine thousand Brazilian reais (R$9,000.00) to alternate members. The compensation of the Supervisory Council members will be valid until the Annual General Stockholders' Meeting of 2025.

The compensation amounts may be paid in local currency and in shares of the Company (as approved at the Extraordinary General Stockholders' Meeting held on April 20, 2012).

In accordance with CMN Resolution No. 3,921/2010 ("Resolution on Compensation"), variable compensation is consistent with the risk management policies of the Company and its controlled companies. Since fiscal year 2020, at least seventy percent (70%) of this variable compensation has been converted into Issuer's preferred shares or stock-based instruments, with payment to management members to be deferred within at least three (3) years and then made in annual installments proportionally to the deferral period.

Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer's preferred shares ("Own Shares"). These parties are required to hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for terms of three (3) and five (5) years counted from the initial investment to be entitled to a return on investment through the receipt of the Issuer's preferred shares ("Partners Shares"), also within three (3) and five (5) years. These Partners Shares received as consideration remain unavailable for terms of five (5) and eight (8) years as from the initial investment in Own Shares.

Considering the Company's variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for fiscal year 2023, to be effectively attributable in 2024, will be paid within a total deferral period of at least three (3) and at the most eight (8) years.

These deferred amounts may be reduced or not paid in the event of a decrease in the realized recurring profit of the Company or the business area during the deferral period, except when such decrease or negative result arise from extraordinary unpredictable events outside the scope of the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to the management members' actions or inactions. The Compensation Committee may decide to apply a malus even in these cases.

For calculating the overall compensation amount to be paid in shares, the calculation criterion to be applied will be the value of the Company's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in 2024, the year in which compensation is effectively attributable, irrespective of the year set to be effectively paid or recorded in the Company's financial statements.

The stock-based compensation is subject to a specific threshold to limit the maximum dilution to which stockholders are subject. This threshold is included in the Stock Grant Plan, which was submitted for formalization and approval from stockholders at the Annual and Extraordinary General Stockholders' Meeting of April 19, 2017 and the update of which will be appreciated at the Stockholders' General Meeting of April 23, 2024.

In addition to the amounts set at the General Stockholders' Meeting, management members may receive Company's profit sharing, which, under the provisions of Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or ten percent (10%) of the Company's profit, whichever is lower.

The proposal for Compensation of Management Members, as specified in Item 8 of Attachment C to CVM Resolution No. 80/22, is contained in Attachment IV hereto.

At the Extraordinary Stockholders' Meeting

I. Amendment to the Bylaws in order to:

Amend: (i) article, 6º, caput, and item 6.6. to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting, as well as set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman; and (ii) article 10, caput, and item 10.1. to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles.

II. Consolidation of the Bylaws with the inclusions mentioned in item "I" above.

A copy of the consolidated Bylaws containing the proposed inclusion duly highlighted can be found in Attachment V hereto, as well as a report detailing the origin and justification for these proposed amendments with an analysis of their legal and economic effects, in accordance with Article 12 of CVM Resolution No. 81/22.

III. Update of the Stock Grant Plan

Update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies. The proposal for the Stock Grant Plan and other information can be found in Attachment VI hereto, in accordance with Article 14 of CVM Resolution No. 81/22.

ATTACHMENT

ATTACHMENT I

ATTACHMENT TO CVM RESOLUTION No. 81/22 - ALLOCATION OF PROFIT

Allocation of Profit

We propose that profit for the year reported in the financial statements of December 31, 2023 prepared according to the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$33,388,878,797.32, is allocated as follows: (a) R$1,669,443,939.87 to the Legal Reserve; and R$23,315,732,719.95 for the payment of dividends and interest on capital, in accordance with the option provided for in Article 9 of Law No. 9,249/95. We also propose that the Statutory Revenue Reserves be allocated as follows: (i) related to profit for the year in the amount of R$8,403,702,137.50 and (ii) related to dividends and interest on capital prescribed over the year in the amount of R$53,253,812.66.

We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding.

We make monthly payments of dividends and interest on capital based on the stockholding position on the last business day of the previous month, on the first business day of the subsequent month and, occasionally, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these semiannual payments, management verifies the existing earnings, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and then estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95.

For further information, please see the items below, which were prepared in compliance with the requirements in Attachment A to CVM Resolution No. 81/22.

1. Inform profit for the year

R$33,388,878,797.32.

2. Inform the total and per share amount of dividends, including advance dividend payments and interest on capital already declared

The total amount distributed as advance dividend payments and interest on capital was R$23,315,732,719.95 (gross), of which R$21,616,001,371.53 was net of taxes. The total amount corresponds to the percentage of profit indicated in item 3 below. Therefore, a proposal will be submitted to the General Stockholders' Meeting for the ratification of the declarations and distributions already made and no new declarations will be proposed.

Net amount per share: R$ 2.1932.

The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or otherwise, is subject to withholding income tax in Brazil at the rate of 15%, or of 25% for stockholders that are resident or domiciled in a tax-haven jurisdiction or a jurisdiction under a privileged tax regime. Stockholders that are proven to be immune or exempt are not subject to this withholding tax.

3. Inform the percentage of profit for the year distributed

The net amount distributed as dividends and interest on capital corresponds to 68% of profit for the year adjusted by the amount allocated to the legal reserve.

4. Inform the total and per share amount of distributed dividends based on profit for prior years

Not applicable.

5. Deducted from any advance dividend payments and interest on capital already declared, please inform:

a. The gross amount of dividends and interest on capital, separately, per share type and class

After deducting the dividends and interest on equity already declared (item 6), there will be no new proposal at the General Meeting.

b. The form and term of payment of dividends and interest on capital

As mentioned in subitem "a" of this item, the mandatory dividend and interest on capital related to 2023 have been fully declared by the Board of Directors and paid to stockholders, and no new declaration will be proposed to the General Stockholders' Meeting. Payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

- **Holders of ADRs:**

The payments are made directly to the depository bank abroad JP Morgan, which is responsible for transferring it to its holders.

- **Stockholders of duly registered current accounts with Itaú Unibanco S.A.:**

The payments are directly credited to the respective current accounts.

- **Stockholders who hold current accounts with other banks and have already informed their bank/branch/current account:**

The payments are made through wire transfer, according to the respective amounts due.

- **Stockholders whose shares are deposited in the fiduciary custody of B3 - Brasil, Bolsa, Balcão:**

The payments are made directly to B3 – Brasil, Bolsa, Balcão by means of B3's Central Depository, which is responsible for transferring it to stockholders through deposit brokers.

- **Holders of bearer shares not yet converted into book-entry shares:**

The payments are made after the respective certificates are delivered for mandatory conversion.

c. Any adjustment and interest on dividends and interest on capital

Not applicable.

d. Date of the declaration of payment of dividends and interest on capital considered for the identification of stockholders that will be entitled to receive them

See subitem "a".

6. Inform the amounts of dividends or interest on capital already declared and the date of the respective payments

Amount of dividends and interest on capital paid – Fiscal Year 2023							
Year	Accrual Basis	Stockholding Position	Payment Date	Type of Event	Payment (R$ per share)		Total Net Amount per Share
					Par Value	Net	
2024	February	01.31.2024	03.01.2024	Interest on Capital	0.01765	0.015	
	January	12.28.2023	02.01.2024	Interest on Capital	0.01765	0.015	
2023	Dividends	02.21.2024	03.08.2024	Dividends	1.125125	1.125125	
	Interest on Capital	12.06.2023	03.08.2024	Interest on Capital	0.24724	0.210154	

	Interest on Capital	09.18.2023	03.08.2024	Interest on Capital	0.2693	0.228905	2.193239
	Interest on Capital	06.19.2023	08.25.2023	Interest on Capital	0.2663	0.226355	
	Interest on Capital	03.23.2023	08.25.2023	Interest on Capital	0.262	0.2227	
	December	11.30.2023	01.02.2024	Interest on Capital	0.01765	0.015	
	November	10.31.2023	12.01.2023	Interest on Capital	0.01765	0.015	
	October	09.29.2023	11.01.2023	Interest on Capital	0.01765	0.015	
	September	08.31.2023	10.02.2023	Interest on Capital	0.01765	0.015	
	August	07.31.2023	09.01.2023	Interest on Capital	0.01765	0.015	
	July	06.30.2023	08.01.2023	Interest on Capital	0.01765	0.015	
	June	05.31.2023	07.03.2023	Interest on Capital	0.01765	0.015	
	May	04.28.2023	06.01.2023	Interest on Capital	0.01765	0.015	
	April	03.31.2023	05.02.2023	Interest on Capital	0.01765	0.015	
	March	02.28.2023	04.03.2023	Interest on Capital	0.01765	0.015	
	February	01.31.2023	03.01.2023	Interest on Capital	0.01765	0.015	
	January	12.29.2022	02.01.2023	Interest on Capital	0.01765	0.015	

Payments of dividends scheduled for 2024						
Year	Accrual Basis	Stockholding Position	Payment Date	Type of Event	Payment (R$ per share)	
					Par Value	Net
2024	IOC	03.21.2024	until 08.31.2024	Interest on Capital	0.241800	0.205530
	March	02.29.2024	04.01.2024	Interest on Capital	0.01765	0.015
	April	03.28.2024	05.02.2024	Interest on Capital	0.01765	0.015
	May	04.30.2024	06.03.2024	Interest on Capital	0.01765	0.015
	June	05.31.2024	07.01.2024	Interest on Capital	0.01765	0.015
	July	06.28.2024	08.01.2024	Interest on Capital	0.01765	0.015
	August	07.31.2024	09.02.2024	Interest on Capital	0.01765	0.015
	September	08.30.2024	10.01.2024	Interest on Capital	0.01765	0.015
	October	09.30.2024	11.01.2024	Interest on Capital	0.01765	0.015
	November	10.31.2024	12.02.2024	Interest on Capital	0.01765	0.015
	December	11.29.2024	01.02.2025	Interest on Capital	0.01765	0.015

7. Provide a comparative table indicating the following per share amounts by type and class:

a. Profit for the year and the previous three (3) years

R$	2023	2022	2021
Profit	33,388,878,797.32	29,694,512,230.17	26,235,993,060.55
Earnings per share	3.41	3.03	2.68

To calculate earnings per share, profit is divided by the weighted average number of shares outstanding at the end of the year.

b. Dividends and interest on capital distributed in the previous three (3) years

R$	2023	2022	2021
Common shares	2.1932	0.8538	0.6372
Preferred shares	2.1932	0.8538	0.6372

To calculate dividends/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding on the date of the stockholding position determined for each payment.

8. In the event of any allocation of profit to the legal reserve

a. Inform the amount allocated to the legal reserve

R$1,669,443,939.87.

b. Describe the calculation method of the legal reserve

Under the terms of Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of the capital.

9. In the event the company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in the event of a share split or reverse split.

b. Inform whether profit for the year is sufficient for the full payment of fixed or minimum dividends

Profit for the year was sufficient for the full payment of the minimum mandatory dividends.

c. Identify whether any unpaid portion is cumulative

Minimum dividends are not cumulative.

d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares

We have no different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$106,499,444.96.

e. Identify any fixed or minimum dividends paid per preferred share of each class

We have no different classes of preferred shares.

10. With respect to mandatory dividends

a. Describe the calculation method provided for in the Bylaws

Stockholders are entitled to receive as mandatory dividends, in each year, the minimum amount of twenty five percent (25%) of the profit determined in the same year, adjusted by the addition or

deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III thereof.

b. Inform whether it was fully paid

Mandatory dividends were fully paid in accordance with item 6 above.

c. Inform any retained amount

There were no retained amounts.

11. In the event of any mandatory dividend retained due to the company's financial position

There were no retained mandatory dividends.

12. In the event of any allocation of profit to the contingency reserve

There was no allocation of profit to the contingency reserve.

13. In the event of any allocation of profit to the unrealized revenue reserve

There was no allocation of profit to the unrealized revenue reserve.

14. In the event of any allocation of profit to the statutory reserves

a. Describe the statutory clauses that establish the reserve

As proposed by the Board of Directors, the General Stockholders' Meeting may resolve upon establishing a Statutory Revenue Reserve, which will be limited to 100% of the capital and its purpose is to secure funds for the payment of dividends, including as interest on capital or its advance payments, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) in share redemption, reimbursement or buyback operations, as set forth in legislation in force; and (ii) in capital increases, including through new shares bonuses.

The Reserve will be composed of funds: a) equivalent to up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to receive mandatory dividends; b) equivalent to up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of prior-year adjustment amounts, recorded as retained earnings; and d) arising from the credit corresponding to the advance dividend payments.

The balance of this reserve, added to the Legal Reserve, may not exceed the capital, under the terms of Article 199 of Law No. 6,404/76.

b. Amount allocated to the statutory reserves

Allocation to the Statutory Revenue Reserve: (i) related to profit for the year in the amount of R$8,403,702,137.50 and (ii) related dividends and interest on capital prescribed over the year in the amount of R$53,253,812.66.

c. Calculation method of the amount allocated to the reserve

The calculation method follows the provisions in the Bylaws, by allocating up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always subject to the stockholders' right to mandatory dividends.

15. In the event that retention of profit is provided for in a capital budget

There was no retention of profit.

16. In the event of any allocation of profit to the reserve for tax incentives

There was no allocation of profit to the reserve for tax incentives.

ATTACHMENT II

ITEM 2 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

Item 2 – Executive Officers' Comments

2.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 2 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business.

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of December 31, 2023 does not include the balances of Banco Itaú Argentina.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)			
Cash	32,001	35,381	(3,380)	(9.6)
Financial assets at amortized cost	1,686,225	1,578,789	107,436	6.8
Compulsory deposits in the Central Bank of Brazil	145,404	115,748	29,656	25.6
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	550,071	494,397	55,674	11.3
Loan and lease operations portfolio	910,590	909,422	1,168	0.1
Other financial assets	127,699	109,909	17,790	16.2
(-) Provision for Expected Loss	(47,539)	(50,687)	3,148	(6.2)
Financial assets at fair value through other comprehensive income	130,039	126,748	3,291	2.6
Financial assets at fair value through profit or loss	568,354	464,682	103,672	22.3
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	61,960	55,821	6,139	11.0
Tax assets	64,521	59,645	4,876	8.2
Total assets	**2,543,100**	**2,321,066**	**222,034**	**9.6**

December 31, 2023, compared to December 31, 2022.

Total assets increased by R$222,034 million, or 9.6%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$107,436 million, or 6.8%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and compulsory deposits in the Central Bank of Brazil.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$55,674 million, or 11.3%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of (i) R$47,717 million in securities, mainly in corporate securities, especially in rural product notes *(Cédula do Produtor Rural)* and debentures; and (ii) R$16,542 million in securities purchased under agreements to resell.

Please see "Note 4 - Interbank Deposits and Securities Purchased under Agreements to Resell", "Note 9 - Financial assets at amortized cost – Securities" to our consolidated financial statements in IFRS for further details.

Loan and lease operations portfolio increased by R$1,168 million, or 0.1%, as of December 31, 2023, compared to December 31, 2022, mainly due to the increase of R$16,513 million in our individuals loan portfolio, was due to increases of (i) R$7,447 million in mortgage loans; and (ii) R$7,047 million in personal loans. The increase was offset by the decrease of R$16,752 million in foreign loans – Latin America, mainly due to the impact of exchange variations, as well as the fact that we only consolidated the results of Banco Itaú Argentina until July 2023; and (ii) R$2,807 million in our corporate portfolio.

Loan and Lease Operations, by asset type	As of		Variation
	December 31, 2023	December 31, 2022	%
	(In millions of R$)		
Individuals	416,616	400,103	4.1
Credit card	136,317	135,855	0.3
Personal loan	60,992	53,945	13.1
Payroll loans	73,472	73,633	(0.2)
Vehicles	33,324	31,606	5.4
Mortgage loans	112,511	105,064	7.1
Corporate	136,461	139,268	(2.0)
Micro/Small and Medium Businesses	169,110	164,896	2.6
Foreign Loans Latin America	188,403	205,155	(8.2)
Total Loan operations and lease operations portfolio	**910,590**	**909,422**	**0.1**

Please see "Note 10 – Loan and Lease Operations" to our consolidated financial statements in IFRS for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2023 and December 31, 2022. Please see our consolidated financial statements in IFRS for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	December 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)			
Financial Liabilities	2,001,691	1,836,690	165,001	9.0
At Amortized Cost	1,944,162	1,755,498	188,664	10.7
Deposits	951,352	871,438	79,914	9.2
Securities sold under repurchase agreements	362,786	293,440	69,346	23.6
Interbank market funds, Institutional market funds and other financial liabilities	630,024	590,620	39,404	6.7
At Fair Value Through Profit or Loss	53,331	77,508	(24,177)	(31.2)
Provision for Expected Loss	4,198	3,684	514	14.0
Insurance contracts and private pension	271,546	233,126	38,420	16.5
Provisions	19,744	19,475	269	1.4
Tax liabilities	9,202	6,773	2,429	35.9
Other liabilities	41,867	47,895	(6,028)	(12.6)
Total liabilities	**2,344,050**	**2,143,959**	**200,091**	**9.3**
Total stockholders' equity attributed to the owners of the parent company	**190,177**	**167,717**	**22,460**	**13.4**
Non-controlling interests	8,873	9,390	(517)	(5.5)
Total stockholders' equity	**199,050**	**177,107**	**21,943**	**12.4**
Total liabilities and stockholders' equity	**2,543,100**	**2,321,066**	**222,034**	**9.6**

Total liabilities and stockholders' equity increased by R$222,034 million, or 9.6%, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$79,914 million, as of December 31, 2023, compared to December 31, 2022, mainly due to an increase of R$92,376 million in time deposits, due to our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

Please see "Note 15 – Deposits" to our consolidated financial statements in IFRS for further details.

Securities sold under repurchase agreements increased by R$69,346 million, or 23.6%, as of December 31, 2023 compared to December 31, 2022, mainly due to an increase of R$61,935 million in government securities.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" to our consolidated financial statements in IFRS for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$39,404 million, or 6.7%, as of December 31, 2023 compared to December 31, 2022, mainly due to increases of R$34,058 million in interbank market funds, especially in mortgage and financial bills, and R$15,137 million in other financial liabilities, mainly in credit card operations, partially offset by a decrease of R$9,791 million in institutional market funds.

Please see "Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds" and "Note 18 – Other assets and liabilities" to our consolidated financial statements in IFRS for further details.

Insurance contracts and private pension increased by R$38,420 million, or 16.5%, as of December 31, 2023 compared to December 31, 2022, mainly due to the update of private pension contracts known as PGBL and VGBL, due to the performance of the funds as a result of the increase in private pension contracts index.

Please see "Note 27 - Insurance Contracts and Private Pension" to our consolidated financial statements in IFRS for more information.

b) Capital structure

On December 31, 2023, capital stock is represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred and forty-eight (9,804,135,348) (9.804.135.348 on December 31, 2022) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) (4,958,290,359 on December 31, 2022) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) (4,845,844,989 on December 31, 2022) are preferred shares, the latter having no voting rights but, in the event of a sale of the company's controlling stake, the right to be included in a public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share that is part of the controlling block and guaranteeing a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million on December 31, 2023 (R$90,729 million on December 31, 2022).

In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2023	% of Total liabilities and stockholders' equity	12/31/2022	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	199,050	7.8%	177,107	7.6%
Third parties' capital (2)	2,344,050	92.2%	2,143,959	92.4%
Total equity	**2,543,100**	**100,0%**	**2,321,066**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities exclusing stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2023, our Total Capital reached R$206,862 million, an increase of R$ 21,447 million compared to December 31, 2022. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 17.0% as of December 31, 2023, an increase of 200 basis points compared to 15.0% as of December 31, 2022, driven by the net income for the period.

Additionally, the Fixed Assets Ratio (*Índice de Imobilização*) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2023, our Fixed Assets Ratio reached 21.5%, which presents a buffer of R$58,879 million.



14.6%
1.5%
13.1%
0.51%
0.16%
-0.09%
15.2%
1.5%
13.7%
Tier I
Sep-23
Net Income in the quarter,Dividends and Interest on Own Capital
Prudencial and Equity adjustments
Risk-Weighted Assets[1]
Tier I
Dec-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

As of December 31, 2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$18,028 million (R$18,336 million as of December 31, 2022) and the amount of subordinated debt that makes up Tier II capital is R$21,208 million (R$18,431 million as of December 31, 2022).

Please see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements in IFRS for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i) Core Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii) Additional Capital: composed of perpetual instruments that meet eligibility requirements. Added to Core Principal, it makes up Tier I; and (iii) Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Core Capital and Additional Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure full payment capacity in relation to the financial commitments assumed and manage our liquidity reserves by estimating the resources that will be available for investment, considering the continuity of business under normal conditions.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco Holding operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by Itaú Unibanco Holding.

Itaú Unibanco Holding manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

• Different scenarios projected for changes in liquidity.

• Contingency plans for crisis situations.

• Reports and charts that describe the risk positions.

• Assessment of funding costs and alternative sources of funding.

• Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 371,763 million in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 193,779 million in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 191.8% (164.4% at 12/31/2022) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$1,246.2 billion in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 982,376 million in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 126.9% (124.9% at 12/31/2022), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

d) Sources of funding used for working capital and investments in noncurrent assets

The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2023 and 2022:

Liabilities	2023		2022	
	Average balance	% of total	Average balance	% of total
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,983,947**	**81.1%**	**1,702,169**	**78.5%**
Interest-bearing deposits	798,378	32.6%	689,563	31.8%
Savings deposits	174,786	7.1%	183,889	8.5%
Deposits from banks and time deposits	623,592	25.5%	505,674	23.3%
Securities sold under repurchase agreements	328,637	13.4%	261,482	12.1%
Interbank market debt and Institutional market debt	438,861	17.9%	379,593	17.5%
Interbank market debt	316,590	12.9%	250,247	11.5%
Institutional market debt	122,271	5.0%	129,346	6.0%
Reserves for insurance and private pension and Liabilities for capitalization plans	254,228	10.4%	225,091	10.4%
Other interest-bearing liabilities	163,843	6.7%	146,440	6.8%
Non-interest bearing liabilities	**275,243**	**11.2%**	**297,715**	**13.7%**
Non-interest bearing deposits	118,046	4.8%	140,765	6.5%
Other non-interest-bearing liabilities	157,197	6.4%	156,950	7.2%
Total stockholders' equity attributed to the owners of the parent company	**180,105**	7.4%	**159,250**	7.3%
Non-controlling interests	**8,131**	0.3%	**10,062**	0.5%
Total	**2,447,426**	**100.0%**	**2,169,196**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. For further information on our sources of funding see "Note 15 – Deposits" to our audited consolidated financial statements.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and sênior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2023, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to us, but they are allowed to make deposits in our, which represent interbank certificates of deposit (*Certificado de Depósito Interbancário*). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2023 and 2022.

Breakdown of the main sources of funds	2023	% of total funding	2022	% of total funding
	(In millions of R$, except percentages)			
Deposits	**951,352**	**54.0**	**871,438**	**54.8**
Demand deposits	105,634	6.0	117,587	7.4
Savings deposits	174,765	9.9	179,764	11.3
Time deposits	656,591	37.3	564,215	35.5
Interbank deposits	6,448	0.4	4,894	0.3
Other deposits	7,914	0.4	4,978	0.3
Securities sold under repurchase agreements	**362,786**	**20.6**	**293,440**	**18.5**
Interbank market funds	**328,645**	**18.6**	**294,587**	**18.6**
Real estate credit bills	48,955	2.8	28,117	1.8
Rural credit bills	39,072	2.2	36,283	2.3
Financial bills	81,197	4.6	66,605	4.2
Guaranteed real estate bills	59,190	3.4	50,575	3.2
Import and export financing	87,144	4.9	101,152	6.4
On-lending-domestic	13,087	0.7	11,855	0.7
Institutional market funds	**119,591**	**6.8**	**129,382**	**8.1**
Subordinated debt	46,677	2.6	54,540	3.4
Foreing loans through securities	62,692	3.6	70,521	4.4
Funding from structured operations certificates	10,222	0.6	4,321	0.3
Total	**1,762,374**	**100.0**	**1,588,847**	**100.0**

e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our board of directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for

strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our board of directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiaries has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us, and determine their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The table below shows our operational liquidity reserve on December 31, 2023 and 2022:

Operational Liquidity Reserve	**As of December 31,**		**2023 Average**
	2023	**2022**	**Balance[1]**
	(In millions of R$)		
Cash	32,001	35,381	32,939
Securities purchased under agreements to resell – Funded position [2]	58,714	34,373	57,681
Unencumbered government securities [3]	147,861	189,279	175,935
Operational reserve	**238,576**	**259,033**	**266,555**

(1) Average calculated based on financial statements.

(2) Net of R$ 9,008 (R$14,576 at 12/31/2022), which securities are restricted to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set out below is a discussion of our LCR for the three-month periods ended on December 31, 2023 and 2022 and our NSFR as of December 31, 2023 and 2022.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month period ended,	
	December 31, 2023	December 31,2022
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	371,763	325,269
Cash Outflows[2]	384,959	361,902
Cash Inflows[3]	191,181	164,104
Total Net Cash Outflows	193,779	197,798
LCR%	**191.8%**	**164.4%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2023 was 191.8% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2023	As of December 31, 2022
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,246,214	1,151,750
Total Required Stable Funding (RSF)[2]	982,376	922,395
NSFR (%)	**126.9%**	**124.9%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2023, our ASF totaled R$1,246.2 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$982.4 billion, particularly due to loans and financing with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of December 31, 2023, our NSFR was 126.9% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of debts, also describing:

I – Significant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail business segment. Total funds from clients reached R$1,399.6 billion (R$1,295.4 billion on December 31, 2022), and noteworthy were time deposits. Of these total funds, 72.8%, or R$1,019.0 billion, are immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings deposits - is fairly consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages.

The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from customers	12/31/2023			12/31/2022		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**817,050**	**951,352**		**737,633**	**871,438**	
Demand deposits	105,634	105,634	7.6%	117,587	117,587	9.1%
Savings deposits	174,765	174,765	12.5%	179,764	179,764	13.9%
Time deposits (1)	527,841	656,591	46.9%	434,450	564,215	43.5%
Other	8,810	14,362	1.0%	5,832	9,872	0.8%
Interbank market funds (1)	200,886	328,645	23.5%	130,074	294,587	22.7%
Funds from own issue (2)	-	8	-	-	8	-
Institutional market funds	1,106	119,591	8.5%	4,630	129,382	10.0%
Total	**1,019,042**	**1,399,596**	**100.0%**	**872,337**	**1,295,415**	**100.0%**

1) The settlement date is considered as the closes; period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the many bankruptcy estate's creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer's Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed

unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2023
Subordinated financial bills - BRL					
	2,146	2019	Perpetual	114% of SELIC	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,052
	50	2019	2028	CDI + 0.72%	71
	2,281	2019	2029	CDI + 0.75%	3,227
	450	2020	2029	CDI + 1.85%	633
	106	2020	2030	IPCA + 4.64%	151
	1,556	2020	2030	CDI + 2%	2,199
	5,488	2021	2031	CDI + 2%	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,029
	1,161	2023	2034	102% of CDI	1,141
	108	2023	2034	CDI + 0.2%	107
	122	2023	2034	10.63%	121
	700	2023	Perpetual	CDI + 1.9%	713
	107	2023	2034	IPCA + 5.48%	106
				Total	**23,256**
Subordinated euronotes - USD					
	1,250	2017	Perpetual	7.72%	6,042
	750	2018	Perpetual	6.50%	3,709
	750	2019	2029	4.50%	3,640
	700	2020	Perpetual	4.63%	3,441
	501	2021	2031	3.88%	2,430
				Total	**19,262**
Subordinated bonds - CLP					
	180,351	2008	2033	3.50% to 4.92%	1,366
	97,962	2009	2035	4.75%	1,060
	1,060,250	2010	2032	4.35%	105
	1,060,250	2010	2035	3.90% to 3.96%	242
	1,060,250	2010	2036	4.48%	1,152
	1,060,250	2010	2038	3.93%	839
	1,060,250	2010	2040	4.15% to 4.29%	647
	1,060,250	2010	2042	4.45%	315
	57,168	2014	2034	3.80%	412
				Total	**6,138**
Subordinated bonds - COP					
	146,000	2013	2028	IPC + 2%	186
	780,392	2014	2024	LIB	835
				Total	**1,021**
Total					**46,677**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions

Itaú Unibanco Holding S.A. (Issuer) set up a program to issue and distribute notes through certain financial intermediaries (Program) in March 2010. This Program, as currently existing, establishes that Itaú Unibanco Holding S.A. itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to their terms, to make up Tier I or Tier II of the Issuer's Referential Equity (Notes) up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under with the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries (construed as those accounting for at least 10% of the total consolidated assets disclosed in the latest

annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding's obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment); (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the head provision of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up Tier I of the Issuer's Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to shares eligible to the Issuer's Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of the situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Events of Default applicable to Subordinated Notes eligible to make up the Issuer's Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (nonpayment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii).

Up to December 31, 2023, none of the aforementioned financial covenants have been breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances (Issuances) have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to five hundred million reais (R$500.000.000,00), payable in U.S. dollars, issued on November 23, 2010, settled on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP codes and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred and fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP codes and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, settled on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred and seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, settled on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred and seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, settled on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eighth Issuance: Senior Notes amounting to one billion and fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred and fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiii) Eleventh Issuance: Tier II Subordinated Notes amounting to seven hundred and fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, settled on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvii) Fifteenth Issuance: Tier II Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows:

Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that:

(i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the trustee a representation executed by its legal representatives stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its material subsidiaries (cross acceleration), in an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital. Taking into account the issuances of Senior Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.1%[1].

[1] The indebtedness ratio was calculated taking into account the Senior Notes issued and not settled related to the Thirteenth Issuance, item (xv) above, in the amount of five hundred million U.S. dollars (US$500,000,000.00), corresponding to two billion, four hundred and twenty million, six hundred and fifty thousand Brazilian reais (R$2,420,650,000.00), divided by the total Funding and Borrowings and Onlending in the amount of one billion, seven hundred and eighty-eight million, seven hundred and sixty-three thousand Brazilian reais R$1.788.763.000.000,00) (Note 7 to the Financial Statements under BRGAAP), totaling 0.1%. The exchange rate on December 29, 2023 of R$4.8413 was considered.

g) Limits on financing raised and percentages already used

Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management considers the current BIS ratio (17.0% based on the Prudential Conglomerate, of which 15.2% of Tier I and 1.8% of Tier II) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$109,660 million (R$86,328 million on December 31, 2022), higher than Additional Core Capital of R$42,526 million (R$43,350 million on December 31, 2022), widely covered by available capital.

h) Significant changes in each item of the statements of income and of cash flows

The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form.

2.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2023 and 2022

Highlights

In August 2023, we entered into an agreement to sell all the shares of Banco Itaú Argentina. Due to this sale, the income statement for the year ended December 31, 2023 only reflected the results for the seven-month period ended July 31, 2023.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2023 and 2022.

Please see our consolidated financial statements for the years December 31, 2023 and 2022 for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation	
	2023	2022	R$ million	%
	(In millions of R$)			
Operating revenues	**154,971**	**142,279**	**12,692**	**8.9**
Net interest income(1)	97,712	87,023	10,689	12.3
Non-interest income(2)	57,259	55,256	2,003	3.6
Expected loss from financial assets	**(30,445)**	**(27,737)**	**(2,708)**	**9.8**
Other operating income (expenses)	**(84,826)**	**(77,848)**	**(6,978)**	**9.0**
Net income before income tax and social contribution	**39,700**	**36,694**	**3,006**	**8.2**
Current and deferred income and social contribution taxes	(5,823)	(6,452)	629	(9.7)
Net income	**33,877**	**30,242**	**3,635**	**12.0**
Net income attributable to owners of the parent company	**33,105**	**29,207**	**3,898**	**13.3**

(1) Includes:

(i) interest and similar income (R$222,385 million and R$189,165 million in the years ended December 31, 2023 and 2022, respectively);
(ii) interest and similar expenses (R$(158,250) million and R$(116,747) million in the years ended December 31, 2023 and 2022, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$29,145 million and R$13,325 million in the years ended December 31, 2023 and 2022, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$4,432 million and R$1,280 million in the years ended December 31, 2023 and 2022, respectively).

(2) Includes commissions and banking fees, Income from insurance contracts and private pension and other income.

2023 compared to 2022

Net income attributable to owners of the parent company increased by 13.3% to R$33,105 million for the year ended December 31, 2023, from R$29,207 million for the same period of 2022. This is mainly due to an 8.9%, or R$12,692 million increase in operating revenues, partially offset by a 9.0%, or R$6,978 million, increase in other operating income (expenses), and an 9.8%, or R$2,708 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$10,689 million, or 12.3%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to increases in the following line items (i) R$33,220 million in interest and similar income, mainly due to increases of R$13,618 million in loan operations income related to the increase in the volume of operations, R$8,431 million in income from securities purchased under agreements to resell and R$6,917 million in financial assets at fair value through other comprehensive income; (ii) R$15,820 million in income of financial assets and liabilities at fair value through profit or loss; and (iii) R$3,152 million in foreign exchange results and exchange variations in foreign transactions. These increases were offset by an increase of R$41,503 million in interest and similar expenses.

- **Interest and similar income** increased by 17.6% for the year ended December 31, 2023, compared to the same period of 2022, due to the growth of our loan portfolio, associated with the gradual change in the portfolio mix to loans to the Retail Business segment, and increased income from securities purchased under agreements to resell.
- **Interest and similar expenses** increased by 35.5% for the year ended December 31, 2023 compared to the same period of 2022, due to increases in the following line items: (i) R$19,150

million in expenses from deposits, especially in time deposits driven by the commercial strategy for this product in the Retail Business segment and the higher demand for fixed-income products; (ii) R$13,225 million in expenses from securities sold under repurchase agreements; and (iii) R$11,665 million in interbank market funds. The increases mentioned above are a result of the increase in the volume of our operations.

Please see "Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss" to our consolidated financial statements in IFRS for further details on interest and similar expenses.

Non-interest income increased by 3.6%, or R$2,003 million for the year ended December 31, 2023 compared to the same period of 2022. This increase was mainly due to (i) a 22.3%, or R$1,206 million, increase in income from insurance contracts and private pension, due to higher insurance sales mainly related to group life products, credit life and mortgage insurance products, and the increase in our financial result of the period; and (ii) a 2.6%, or R$1,165 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and acquiring businesses.

The following chart shows the main components of our banking service fees for the years ended December 31, 2023, and 2022:



Commissions and Banking Fees
45,731
44,566
3,112
2,702
2,544
21,177
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see "Note 22 – Commissions and Banking Fees" to our consolidated financial statements in IFRS for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$2,708 million, or 9.8%, for the year ended December 31, 2023, compared to the same period of 2022, mainly due to an increase in expected loss with loan and lease operations of R$3,413 million for the year ended December 31, 2023, compared to the same period of 2022. This increase was mainly due to an increase in our credit portfolio and higher provisions in the Retail Business segment in Brazil, a result of the increase in origination of unsecured consumer credit products. Additionally, our provision for loan losses in the Wholesale Business segment in Brazil was higher due to the normalization of the provision flow in this segment, due to the reversal of provision as a result of the upgrade of the credit ratings of certain clients in the segment in 2022.

Please see "Note 10 — Loan and Lease operations" to our consolidated financial statements in IFRS for further details on our loan and lease operations portfolio.

- **Non-performing loans:** We calculate our 90-day non-performing loan, or NPL ratio, as the

value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2023, our 90-day NPL ratio was 3.1%, a decrease of 20 basis points compared to December 31, 2022. This decrease was due to the decrease of 30 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages. The NPL ratio of our companies loan portfolio remained stable compared to December 31, 2022. In the fourth quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$375 million refer to active loans that were more than 90 days overdue, of which R$344 million would still be an active loan portfolio at the end of the period if not sold. Additionally, we sold R$195 million which refers to active portfolios non-overdue or with short delinquency. These sales did not have a material impact on delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2023, our 15 to 90 days NPL ratio was 2.3%, an increase of 10 basis points when compared to December 31, 2022. During this period our 15 to 90-day NPL ratio increased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, however it is worth noting that this level is the lowest of the year as set forth in the graphic below. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2023 compared to December 31, 2022.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2022, through December 31, 2023:


90-day NPL Ratio
4.8%
4.8%
5.0%
5.1%
4.5%
3.3%
3.3%
3.4%
3.5%
3.1%
1.4%
1.4%
1.4%
1.5%
1.4%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Total
Companies
Individuals


15 to 90-days NPL Ratio
3.2%
3.5%
3.5%
3.5%
3.3%
2.2%
2.5%
2.5%
2.4%
2.3%
0.9%
1.2%
1.2%
1.1%
1.0%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Total
Companies
Individuals

Coverage ratio (90 days): we calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2023, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 216% compared to a ratio of 212% as of December 31, 2022. This increase was mainly due to the decrease in 90-day NPL, concentrated in the individuals segment in Brazil and driven by the better quality of recent vintages.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2022, through December 31, 2023:



Coverage Ratio (90 days) (1)
212%
212%
212%
216%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
(1) Data presented in BRGAAP

Other Operating Income (Expenses) increased by 9.0% to an expense of R$84,826 million for the year ended December 31, 2023, from an expense of R$77,848 million for the same period of 2022. This increase was mainly due to the R$6,829 million, or 9.9%, increase in our general and administrative expenses for the year ended December 31, 2023. This increase was due to: (i) the losses associated with the sale of Banco Itaú Argentina; (ii) the effects of our annual collective wage agreement; (iii) the increase in profit sharing expenses; (iv) higher expenses with depreciation and amortization; and (v) higher expenses with data processing and telecommunications.

Please see "Note 23 – General and Administrative Expenses" to our consolidated financial statements in IFRS for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,823 million for the year ended December 31, 2023, from an expense of R$6,452 million in the year ended December 31, 2022, mainly driven by the increase with interest on capital, due to the increase in the average annualized long-term interest rate, or TJLP, from 6.78% in the year ended December 31, 2022 to 7.05% in the same period of 2023.

Please see "Note 24 – Taxes" to our consolidated financial statements in IFRS for further details.

b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client's creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Resolution No. 111 of July 6, 2021 of the Central Bank of Brazil.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management's dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention.

Trading portfolio	Exposures	12/31/2023 (*)			12/31/2022 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.4)	(103.1)	(209.8)	0.0	(29.9)	(66.7)
Currency Coupon	Foreign Exchange Coupon Rates	0.0	(40)	(81.7)	(0.1)	(71.8)	(135)
Foreign Currency	Foreign Exchange Rates	0.0	(77)	(33.2)	(2.1)	33.8	114.5
Price Indices	Inflation Coupon Rates	0.0	1.5	1.2	0.4	(29.3)	(60.9)
TR	TR Coupon Rates	0.0	0.0	0.0	0.0	0.0	0.0
Equities	Prices of Equities	0.9	196.3	250.2	0.5	61.4	137.9
Other	Exposures that do not fall under the definitions above	0.2	(24.2)	(70.4)	(0.2)	8.4	18.9
Total		**0.7**	**(46.5)**	**(143.7)**	**(1.5)**	**(27.4)**	**8.7**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2023 (*)			12/31/2022 (*)		
Risk factors	Risk of variations in:	Scenarios			Scenarios		
		I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(13.4)	(3,253.4)	(6,285.7)	(9.6)	(2,862.8)	(5,432.1)
Currency Coupon	Foreign Exchange Coupon Rates	(0.9)	(267)	(499.3)	(1)	(201.4)	(365.7)
Foreign Currency	Foreign Exchange Rates	0.9	(78.5)	(30)	1.1	(29.6)	(4)
Price Indices	Inflation Coupon Rates	(0.8)	(92)	(226.5)	0.1	(117.4)	(427.3)
TR	TR Coupon Rates	0.2	(61)	(174.9)	0.2	(45.1)	(123.9)
Equities	Prices of Equities	5.6	90.5	41.8	4.3	(31.3)	(47.5)
Other	Exposures that do not fall under the definitions above	0.1	(26)	(73.9)	2.5	7.1	16.2
Total		**(8.3)**	**(3,687.4)**	**(7,248.5)**	**(2.4)**	**(3,280.5)**	**(6,384.3)**

(*) Amounts net of tax effects.

To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors:

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices;

Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor.

Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2023, total average Value at Risk (VaR) under historical simulation amounted to R$931 million, or 0.5%, of total equity (for the whole of 2022 it was R$678 million, or 0.4%, of total equity).

Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section "Currency Risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information.

The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are given a specific treatment, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$79.4 billion on December 31, 2023, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net investments abroad.

R$ million

Exchange Rate Sensitivity	Brazilian currency	Denominated in foreign currency(1)	Indexed to foreign currency(1)	Total	% of amounts denominated in and indexed to foreign currency of total
	For The Year Ended December 31, 2023				
	(In millions of R$, except percentages)				
Assets	**1,996,523**	**495,824**	**50,753**	**2,543,100**	**21.5**
Cash	7,447	23,021	1,533	**32,001**	76.7
At Amortized Cost	1,319,313	328,472	38,440	**1,686,225**	21.8
Compulsory deposits in the Central Bank of Brazil	145,404	0	0	**145,404**	0.0
Interbank deposits	22,242	28,765	0	**51,007**	56.4
Securities purchased under agreements to resell	235,656	2,665	0	**238,321**	1.1
Securities	214,381	33,511	12,851	**260,743**	17.8
Loan operations and lease operations portfolio	632,358	252,377	25,855	**910,590**	30.6
Other financial assets	110,237	17,462	0	**127,699**	13.7
(-) Provision for Expected Loss	-40,965	-6,308	-266	**-47,539**	13.8
At Fair Value Through Other Comprehensive Income	52,988	76,866	185	**130,039**	59.3
Securities	52,988	76,866	185	**130,039**	59.3
At Fair Value Through Profit or Loss	504,245	54,285	9,824	**568,354**	11.3
Securities	490,928	14,710	6,114	**511,752**	4.1
Derivatives	11,966	39,575	3,710	**55,251**	78.3
Other financial assets	1,351	0	0	**1,351**	0.0
Insurance contracts	141	0	0	**141**	0.0
Investments in associates and joint ventures	9,282	11	0	**9,293**	0.1
Fixed assets, net	8,650	485	0	**9,135**	5.3
Goodwill and Intangible assets, net	16,330	7,034	0	**23,364**	30.1
Tax assets	59,750	4,019	752	**64,521**	7.4
Other assets	18,377	1,631	19	**20,027**	8.2
Percentage of total assets	**78.5**	**19.5**	**2.0**	**100.0**	
Liabilities and Stockholders' Equity	**1,974,080**	**551,296**	**17,724**	**2,543,100**	**22.4**
At Amortized Cost	1,424,241	505,589	14,332	**1,944,162**	26.7
Deposits	706,849	244,107	396	**951,352**	25.7
Securities sold under repurchase agreements	320,946	41,840	0	**362,786**	11.5
Interbank market debt	245,429	76,973	6,243	**328,645**	25.3
Institutional market debt	30,478	82,303	6,810	**119,591**	74.5
Other financial liabilities	120,539	60,366	883	**181,788**	33.7
At Fair Value Through Profit or Loss	12,812	37,133	3,386	**53,331**	76.0
Derivatives	12,252	36,837	3,386	**52,475**	76.7
Structured notes	0	296	0	**296**	100.0
Other financial liabilities	560	0	0	**560**	0.0
Provision for Expected Loss	3,700	492	6	**4,198**	11.9
Loan Commitments	3,062	249	0	**3,311**	7.5
Financial Guarantees	638	243	6	**887**	28.1
Reserves for insurance and private pension	271,546	0	0	**271,546**	0.0
Provisions	19,680	64	0	**19,744**	0.3
Tax liabilities	7,979	1,223	0	**9,202**	13.3
Other liabilities	35,072	6,795	0	**41,867**	16.2
Non-controlling interests	8,873	0	0	**8,873**	0.0
Total stockholders' equity attributed to the owners of the p	190,177	0	0	**190,177**	0.0
Percentage of total liabilities and stockholders' equity	**77.6**	**21.7**	**0.7**	**100.0**	

1) Predominantly U.S. dollar.

2.3. Executive officers should comment on:

a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2

In 2023, IFRS 17 – Insurance Contracts was adopted: This pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts beginning on or after January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The transition approach adopted was the modified retrospective approach.

Until December 31, 2021, we decided not to change our accounting policies for insurance contracts, which follow IFRS 4, based on generally accepted accounting practices in Brazil (BRGAAP):

• Private Pension Plans - Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates), specifying annuity rates to the policyholder.

• Insurance premiums - Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

• Insurance contract liabilities - Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

• Liability Adequacy Test - we test liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in effect at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

Transition to IFRS 17

The main changes identified by us due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance and private pension contracts.

(i) Aggregation and measurement of insurance and private pension contracts

IFRS 17 requires that insurance contracts be grouped considering similar risks, their management, the period for which the contract was issued and the expected profitability at the time of initial recognition The groups of insurance and private pension contracts refer to contracts issued in the quarter.

We group insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

Insurance portfolio is mainly made up of products covering people and damage and is broken down into groups of contracts effective for up to one year and contracts with longer terms. The Private Pension portfolio is made up of products with survivorship and death and disability risk coverage, and it is broken down into three groups: risk coverage plans, and survivorship plans with and without a direct participation feature.

To measure the groups of insurance and pension plan contracts, we use three measurement approaches: BBA, VFA and PAA, based on the characteristics of the insurance and pension plan contracts:

• Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, and corresponds to the general model. This approach is used to insurance and pension plan contracts with coverage term longer than one year or those that are onerous.

• Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features, which are substantially investment-related service contracts under which an entity promises an investment

return based on underlying items. This approach is adopted for private pension plans, namely *Plano Gerador de Benefícios Livres* (PGBL - Defined Contribution Pension Plan) and *Vida Gerador de Benefícios Livres* (VGBL - Life Insurance Plan with Survival Coverage) since contributions paid by policyholders result in a return based on the profitability of the investment fund especially created and in which funds are invested. The policyholder is then able to earn income after the accumulation period.

• Premium Allocation Approach (PAA): applicable to contracts with terms of up to 12 months or when they produce results similar to those that would be obtained if the general model was used. This approach is used to insurance contracts with coverage terms of one year or less.

The initial recognition of the groups of insurance and private pension contracts is based on the total of the following:

• Contractual Service Margin, which represents the unearned profit that will be recognized as the insurance policy is realized.

• Fulfillment cash flow, made up by the present value of the cash flow estimates of inflows and outflows over the coverage period of the portfolio, adjusted for non-financial risk. The adjustment for non-financial risk is a compensation required for bearing the uncertainty of non-financial factors about amount and timing of future cash flows that arises.

Assets and Liabilities for insurance and pension plan contracts are subsequently segregated between:

• Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension - PGBL and VGBL portfolio, the contractual service margin is recognized according to the provision of the insurance risk management service, and in the other portfolios, it is recognized on a straight-line basis over the term of the contract.

• Asset or Liability for Incurred Claims: represented by the fulfillment cash flows related to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

We adopted the modified retrospective approach due to unavailability of historical data, using reasonable and supportable information to measure the insurance and private pension contracts in effect on the transition date. We used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, we estimated future cash flows on the transition date, adjusting them for historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The contractual service margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined

We prepared comparative information for 2022 in compliance with IFRS 17, and the amounts related to insurance contracts from previous periods were classified, measured, and presented according to the previous standard (IFRS 4 - Insurance Contracts).

For portfolios of long-term insurance and private pension contracts, except for Private Pension - PGBL and VGBL portfolio, we opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and Income for the period, with no effect on the transition date. In the portfolios of short-term insurance and Private Pension - PGBL and VGBL, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, we partially redesignated, on the transition date and as permitted by the standard,

the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

In 2022 there were no significant changes in accounting policies.

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies.

b. modified opinions and emphases in the auditor's report

There was no qualifications or emphases in the auditor's report for 2023 and 2022.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of Results per segment

The current business segments of Itaú Unibanco are described below:

Retail Business: Retail Business offers products and services to both account and non-account holders, including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very small and small companies.

Wholesale Business: Wholesale Business comprises: (i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either Retail Business or Wholesale Business.

b) incorporation, acquisition or disposal of ownership interest

BANCO ITAÚ ARGENTINA S.A.

After meeting certain precedent conditions set forth in the agreement and obtaining the required regulatory authorizations in Argentina, we sold of all its shares held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., or Macro. On closing of the transaction, we received from Macro the amount of US$50 million through its subsidiary.

The transaction was completed on November 3, 2023 and the non-recurring impact of this transaction was recorded in our income statement for the third quarter of 2023, with a negative impact of R$1,212 million.

BANCO ITAÚ CHILE (FORMERLY NAMED ITAÚ CORPBANCA).

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its associates, shares issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States. Accordingly, Itaú Unibanco's equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's total voting capital.

On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of Itaú Unibanco Holding approved the engagement of advisors to initiate the work related to the intention of making a voluntary

tender offer for the acquisition, by Itaú Unibanco or its associates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. As disclosed in the Announcement to the Market of July 10, 2023, stockholders holding 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its capital stock, participated in the voluntary tender offers held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which occurred on July 13, 2023, IUH became the direct or indirect holder of 66.69% of Banco Itaú Chile's capital stock. The stockholders who participated in the Tender Offers received a total amount of 19,616,957,314.85 Chilean pesos.

Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its associates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock.

AVENUE

On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd, or Avenue.

The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.

TOTVS Techfin

On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023.

The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million.

In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals.

Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.

IDEAL.

On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for

the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal.

This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.

XP INC.

On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital.

In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock.

In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc.

XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger.

Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022.

During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.

ZUP.

On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

This acquisition will be implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which occurred on May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0,6051% of Zup's total capital stock from one of its former shareholders. In the third phase, expected to be consummated five years after the consummation of the first phase, we will acquire the remaining stake of Zup's capital stock, becoming its single shareholder.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no material unusual events in 2023.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were:

In 2023:

(i) sale of Banco Itaú Argentina S.A. (BIA) in the amount of R$(1,212) million and (ii) result of the partial disposal of interest in XP Inc. in the amount of R$(129) million.

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a. inform the amount of non-accounting measures

No non-accounting measures were disclosed in the previous year in our financial statements under IFRS.

b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements

There isn't.

c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations

There isn't.

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

There was no subsequent event.

2.7. Executive officers should comment on allocation of profit, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are:

(i) 5% to the Legal Reserve, which should not exceed 20% of capital stock;

(ii) distribution of dividends to stockholders (please see items "b" and "c" below); and

(iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration, and its balance may also be used:

(i) in redemption, reimbursement or own share buyback operations, under current legislation; and

(ii) in contribution to capital stock, including by means of new share bonus.

The Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and

d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.

	Year 2023
a. Rules on retention of earnings	No changes in the rules
a.i. Retained earnings amounts	No earnings retained
a.ii. Percentage to total declared earnings	Not applicable
b. Rules on distribution of dividends	Amount not below 25% of profit calculated for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.
c. Frequency of distribution of dividends	Monthly – mandatory Semi-annually - additional
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4,885/20, has restricted the distribution of dividend and payment of interest on capital in companies regulated by the Central Bank of Brazil. However, these restrictions are not applicable to the year ended December 31, 2023.
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 20, 2023, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies)

a. Rules on retention of earnings

No changes were made to the rules on retention of earnings over the last fiscal year. In accordance with Brazilian Corporate Law, at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

a.i.) Retained earnings amounts

In 2023, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend.

b. Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment

of the priority dividend due to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split.

Capital Management and Distribution of Profits

To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios.

The total amount to be distributed each year will be set by the Board of Directors, considering, among others:

1. the Company's capitalization level, according to the rules issued by the Central Bank of Brazil;

2. the minimum level established by the Board of Directors of 13.5% for Tier I Capital;

3. profitability in the year;

4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and

5. changes in tax legislation.

Therefore, the percentage to be distributed may change every year according to Company's profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws.

Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution No. 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019.

This restriction on dividend payment will be progressively applied, according to the extent of nonconformity with the additional capital requirements.

• If a financial institution's additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly.

• If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed.

• If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed.

At the end of December 2023, BIS ratio reached 17.0%, of which:

(i) 15.2% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and

(ii) the amounts of Tier I and Tier II Capital totaled R$185.1 billion and R$21.7 billion, respectively on December 31, 2023.

These indicators provide evidence of our effective capacity of absorbing unexpected losses.

For further information, please see "Risk and Capital Management – Pillar 3" report on our website www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3.

c. Frequency of distribution of dividends

Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

The Extraordinary General Stockholders' Meeting of July 27, 2018 approved the Company's stock split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position.

Additionally, over the past three years dividends/interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends/interest on capital to be distributed as mandatory minimum amount (see item "a" above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/interest on capital to be realized to meet the mandatory minimum amount for the year.

The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies.

To see the Issuer's record of payments, please access the Investor Relations website: http://www.itau.com.br/relacoes-com-investidores> Itaú Unibanco > Our Shares > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders.

2.8. Executive officers should describe any material items not reported in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as:

i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities

There is no, other than those already disclosed in the Financial Statements under IFRS.

ii - agreements for future purchase and sale of products or services

There is no, other than those already disclosed in the Financial Statements under IFRS.

iii. agreements for construction in progress (CIP)

There is no, other than those already disclosed in the Financial Statements under IFRS.

iv. agreements for future receipt of financing

There is no, other than those already disclosed in the Financial Statements under IFRS.

b. Other items not reported in the financial statements

We disclose in Note 32 (Risk and Capital Management) to the IFRS financial statements the off-balance sheet commitments, as follows:

Off balance commitments	Note	12/31/2023				
		0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		2,875	32,938	14,264	52,545	**102,622**
Loan commitments		176,017	51,101	10,313	192,647	**430,078**
Letters of credit to be released		20,850	-	-	-	**20,850**
Contractual commitments - Fixed and Intangible assets	13, 14	-	3	-	-	**3**
Total		**199,742**	**84,042**	**24,577**	**245,192**	**553,553**

2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on:

a. how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer's financial statements

There is no.

b. the nature and purpose of the operation

There is no.

c. the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

There is no.

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and expected investments

ii. sources of investment financing

iii. relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2023 are described in item 2.4b.

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy.

We carry out a thorough assessment of the performance of our branches, checking out circulation of clients and creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank.

Therefore, we recorded an annual reduction of 6.5% in brick-and-mortar branches in Brazil. In Latin America, this reduction was driven by the sale of Banco Itaú Argentina, which had 68 branches in June 2023.

b. provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity.

Not applicable, since no plant, equipment, patents or other assets that are expected to have a material impact on the Issuer's production capacity were acquired.

c. new products and services, indicating:

i. description of researches already disclosed

ii. total amounts spent by the issuer in research for the development of new products and services

iii. projects in progress already disclosed

iv. total amounts spent by the issuer in the development of new products and services

Not applicable, since no new product or services were acquired.

d. ESG opportunities included in the issuer's business plan

Our vision is to be a leading institution in sustainable performance and customer satisfaction by means of the generation of value shared among all stakeholders, clear performance to ensure the longevity of business and compliance with laws and regulatory rules. ESG issues are taken into account in the integration of the institution's risks and opportunities, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC).

The ESG opportunity strategy includes the following topics:

I. Description of sustainability and transparency targets with quantitative or qualitative data on the strategic ambition;

II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature;

III. Financing volume in positive impact sectors;

IV. Alignment to the climate strategy, contributing to clients' transition to meet NetZero commitment by 2050.

V. Other relevant changes in the ESG strategy.

We monitor the main ESG risks and opportunities related to business based on the positive impact commitments, through short, medium and long-term targets, which may be accessed on the website www.itau.com.br/sustentabilidade and in the 2023 ESG Report. In 2023, we achieved 89% of the 400 Billion Target to finance positive impact sectors, with 356 billion granted in the period (August 2019 to December 2023).

In 2023, Itaú's performance highlights were focused on sustainable and climate finance. Worth noting is the first Brazilian sustainable bond, and Itaú served as ESG advisor and coordinator of the issuance that raised 2 billion U.S. dollars, which will be fully allocated to environmental and social investments, key areas to the country. Another agenda highlight is the introduction of agribusiness-related products, contributing to provide the sector with more sustainable practices.

Aware of the need to innovate, we search for collaboration among large corporations and startups through Cubo ESG, where transformations initially related to decarbonization of priority sectors are fostered. Throughout the past year, a series of thematic meetings were promoted to encourage clients' transition and foster the exchange of knowledge on sustainable-development best practices.

2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section

The complete consolidated financial statements under IFRS for 2023 are available on our website: www.itau.com.br/relacoes-com-investidores> Results and Reports > Results Center > Complete Financial Statements (IFRS) – 4Q23.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing department is responsible for defining and managing Itaú Unibanco's marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco's internal policy, which sets out the rules, procedures and responsibilities of the bank's internal departments in relation to such sponsorships.

As disclosed in our financial statements (Note 23 – General and Administrative Expenses), expenses on advertising, promotions and publications totaled R$(1,996) in 2023, and R$(2,003) in 2022.

ATTACHMENT III
ITEMS 7.3 TO 7.6 OF ATTACHMENT "C" OF CVM RESOLUTION No. 80/22

With respect to each Member of the Issuer's Board of Directors, whose reelection will be proposed by the controlling stockholder, see the following information:

7.3 and 7.4 (except for item 7.3 "i")

Name		PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL	RICARDO VILLELA MARINO
Date of birth		10.20.1959	10.13.1954	01.28.1974
Profession		Banker	Engineer	Engineer
Individual Taxpayer's Registry (CPF) number		551.222.567-72	007.738.228-52	252.398.288-90
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Co-chairman of the Board of Directors (Non-executive member) Chairman of Nomination and Corporate Governance Committee Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee	Co-chairman of the Board of Directors (Non-executive member) Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee	Vice Chairman of the Board of Directors (Non-executive member) Member of the Strategy Committee
Board of Directors	Office held	Member	Member	Member
Board of Directors	Date of election	04.23.2024	04.23.2024	04.23.2024
Board of Directors	Date of investiture			
Board of Directors	Term of office	Annual	Annual	Annual
Board of Directors	Date of beginning of first term	11.28.2008	11.28.2008	11.28.2008
Compensation Committee (3)	Office held		Member	
Compensation Committee (3)	Date of election		04.25.2024	
Compensation Committee (3)	Date of investiture		04.25.2024	
Compensation Committee (3)	Term of office		Annual	
Compensation Committee (3)	Date of beginning of first term		05.25.2017	
Strategy Committee	Office held	Member	Member	Member
Strategy Committee	Date of election	04.25.2024	04.25.2024	04.25.2024
Strategy Committee	Date of investiture	04.25.2024	04.25.2024	04.25.2024
Strategy Committee	Term of office	Annual	Annual	Annual
Strategy Committee	Date of beginning of first term	06.24.2009	06.24.2009	05.03.2010
Nomination and Corporate Governance Committee	Office held	Member		
Nomination and Corporate Governance Committee	Date of election	04.25.2024		
Nomination and Corporate Governance Committee	Date of investiture	04.25.2024		
Nomination and Corporate Governance Committee	Term of office	Annual		
Nomination and Corporate Governance Committee	Date of beginning of first term	06.24.2009		
Personnel Committee	Office held	Member		
Personnel Committee	Date of election	04.25.2024		
Personnel Committee	Date of investiture	04.25.2024		
Personnel Committee	Term of office	Annual		
Personnel Committee	Date of beginning of first term	06.24.2009		
Capital and Risk Management Committee	Office held		Member	
Capital and Risk Management Committee	Date of election		04.25.2024	
Capital and Risk Management Committee	Date of investiture		04.25.2024	
Capital and Risk Management Committee	Term of office		Annual	
Capital and Risk Management Committee	Date of beginning of first term		06.24.2009	
Environmental, Social and Climate Responsibility Committee	Office held	Member		
Environmental, Social and Climate Responsibility Committee	Date of election	04.25.2024		
Environmental, Social and Climate Responsibility Committee	Date of investiture	04.25.2024		
Environmental, Social and Climate Responsibility Committee	Term of office	Annual		
Environmental, Social and Climate Responsibility Committee	Date of beginning of first term	01.31.2019		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "I")				
Name		ALFREDO EGYDIO SETUBAL	ANA LÚCIA DE MATTOS BARRETTO VILLELA	CANDIDO BOTELHO BRACHER
Date of birth		09.01.1958	10.25.1973	12.05.1958
Profession		Business administrator	Pedagogic professional	Business administrator
Individual Taxpayer's Registry (CPF) number		014.414.218-07	066.530.828-06	039.690.188-38
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Nomination and Corporate Governance Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.23.2024	04.23.2024	04.23.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	11.28.2008	10.24.2018	06.15.2021
Nomination and Corporate Governance Committee	Office held	Member	Member	Member
	Date of election	04.25.2024	04.25.2024	04.25.2024
	Date of investiture	04.25.2024	04.25.2024	04.25.2024
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.24.2009	04.26.2016	09.29.2022
Personnel Committee	Office held	Member	Member	
	Date of election	04.25.2024	04.25.2024	
	Date of investiture	04.25.2024	04.25.2024	
	Term of office	Annual	Annual	
	Date of beginning of first term	04.29.2015	04.26.2018	
Environmental, Social and Climate Responsibility Committee	Office held	Member	Member	Member
	Date of election	04.25.2024	04.25.2024	04.25.2024
	Date of investiture	04.25.2024	04.25.2024	04.25.2024
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.31.2019	01.31.2019	01.31.2019
Capital and Risk Management Committee	Office held			Member
	Date of election			04.25.2024
	Date of investiture			04.25.2024
	Term of office			Annual
	Date of beginning of first term			04.29.2021
Compensation Committee (3)	Office held			Member
	Date of election			04.25.2024
	Date of investiture			04.25.2024
	Term of office			Annual
	Date of beginning of first term			04.29.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

7.3 and 7.4 (except for item 7.3 "i")				
Name		CESAR NIVALDO GON	FÁBIO COLLETTI BARBOSA	
Date of birth		07.09.1971	10.03.1954	
Profession		Businessman	Business administrator	
Individual Taxpayer's Registry (CPF) number		154.974.508-57	771.733.258-20	
Elected by the controlling stockholder		yes	yes	
Independent Member (1)		yes	yes	
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)	
		Member of the Personnel Committee	Member of the Strategy Committee	
			Chairman of the Related Parties Committee	
			Member of the Personnel Committee	
			Member of the Nomination and Corporate Governance Committee	
			Member of the Environmental, Social and Climate Responsibility Committee	
Board of Directors	Office held	Member	Member	
	Date of election	04.23.2024	04.23.2024	
	Date of investiture			
	Term of office	Annual	Annual	
	Date of beginning of first term	07.01.2022	07.01.2015	
Related Parties Committee	Office held		Member	
	Date of election		04.25.2024	
	Date of investiture		04.25.2024	
	Term of office		Annual	
	Date of beginning of first term		05.25.2017	
Strategy Committee	Office held		Member	
	Date of election		04.25.2024	
	Date of investiture		04.25.2024	
	Term of office		Annual	
	Date of beginning of first term		04.29.2015	
Personnel Committee	Office held	Member	Member	
	Date of election	04.25.2024	04.25.2024	
	Date of investiture	04.25.2024	04.25.2024	
	Term of office	Annual	Annual	
	Date of beginning of first term	06.30.2022	04.29.2015	
Environmental, Social and Climate Responsibility Committee	Office held		Member	
	Date of election		04.25.2024	
	Date of investiture		04.25.2024	
	Term of office		Annual	
	Date of beginning of first term		01.31.2019	
Nomination and Corporate Governance Committee	Office held		Member	
	Date of election		04.25.2024	
	Date of investiture		04.25.2024	
	Term of office		Annual	
	Date of beginning of first term		04.29.2015	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view.

7.3 and 7.4 (except for item 7.3 "i")				
Name		JOÃO MOREIRA SALLES	MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	PEDRO LUIZ BODIN DE MORAES
Date of birth		04.11.1981	06.23.1959	07.13.1956
Profession		Economist	Economist	Economist
Individual Taxpayer's Registry (CPF) number		295.520.008-58	036.221.618-50	548.346.867-87
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		no	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (non-executive member)	Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)
		Member of the Strategy Committee	Chairman of the Audit Committee	Chairman of the Capital and Risk Management Committee
		Member of the Compensation Committee	Member of the Related Parties Committee	Member of the Related Parties Committee
Board of Directors	Office held	Member	Member	Member
	Date of election	04.23.2024	04.23.2024	04.23.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	06.01.2017	06.15.2021	11.28.2008
Capital and Risk Management Committee	Office held			Member
	Date of election			04.25.2024
	Date of investiture			04.25.2024
	Term of office			Annual
	Date of beginning of first term			06.24.2009
Related Parties Committee	Office held		Member	Member
	Date of election		04.25.2024	04.25.2024
	Date of investiture		04.25.2024	04.25.2024
	Term of office		Annual	Annual
	Date of beginning of first term		04.29.2021	04.25.2013
Strategy Committee	Office held	Member		
	Date of election	04.25.2024		
	Date of investiture	04.25.2024		
	Term of office	Annual		
	Date of beginning of first term	05.25.2017		
Compensation Committee (3)	Office held	Member		
	Date of election	04.25.2024		
	Date of investiture	04.25.2024		
	Term of office	Annual		
	Date of beginning of first term	04.29.2021		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

With regard to the members of the issuer's Board of Directors, whose election will be proposed by the controlling shareholder, the following information is provided:

7.3 and 7.4 (except for item 7.3 "l")			
Name		FABRICIO BLOISI ROCHA	PAULO ANTUNES VERAS
Date of birth		05.09.1977	09.01.1972
Profession		Businessman	Engineer
Individual Taxpayer's Registry (CPF) number		263.679.838-21	179.984.168-58
Elected by the controlling stockholder		Yes	Yes
Independent Member (1)		Yes	Yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)
Board of Directors	Office held	Member	Member
	Date of election	04.23.2024	04.23.2024
	Date of investiture		
	Term of office	Annual	Annual
	Date of beginning of first term	-	-

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

With respect to each member of the issuer's Fiscal Council, whose election will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI), information is as follows:

7.3 and 7.4 (except for item 7.3 "I")

Name		GILBERTO FRUSSA	IGOR BARENBOIM	EDUARDO HIROYUKI MIYAKI
Date of birth		10.20.1966	08.04.1982	06.11.1972
Profession		Lawyer	Economist	Civil Engineer
Individual Taxpayer's Registry (CPF) number		127.235.568-32	089.542.617-01	159.822.728-92
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Chairman of the Fiscal Council	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Fiscal Council	**Elective position held**	Member	Member	Member
	Date of election	04.23.2024	04.23.2024	04.23.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.01.2022	06.01.2023	07.01.2022

Name		JOÃO COSTA	RENE GUIMARÃES ANDRICH	REINALDO GUERREIRO
Date of birth		08.10.1950	08.04.1971	02.10.1953
Profession		Economist	Accountant	Accountant
Individual Taxpayer's Registry (CPF) number		476.511.728-68	709.926.659-49	503.946.658-72
Elected by the controlling stockholder		yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)	yes
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Fiscal Council	**Elective position held**	Member	Member	Member
	Date of election	04.23.2024	04.23.2024	04.23.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	07.10.2009	07.07.2020	06.01.2017

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

With respect to the composition of the Audit Committee(*), information is as follows:

7.3 and 7.4 (except for item 7.3 "i")				
Name		MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	ALEXANDRE DE BARROS	FERNANDO BARÇANTE TOSTES MALTA
Date of birth		06.23.1959	09.06.1956	04.14.1968
Profession		Economist	Engineer	Systems Analyst
Individual Taxpayer's Registry (CPF) number		036.221.618-50	040.036.688-6	092.648.037-34
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member) Chairman of the Audit Committee Member of the Related Parties Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	**Office held**	Member	Member	Member
	Date of election	04.25.2024	04.25.2024	04.25.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	01.02.2023	06.16.2021	06.01.2023

Name		LUCIANA PIRES DIAS	RICARDO BALDIN	ROGÉRIO CARVALHO BRAGA
Date of birth		01.14.1976	07.14.1954	01.30.1956
Profession		Lawyer	Accountant	Lawyer
Individual Taxpayer's Registry (CPF) number		251.151.348-02	163.678.040-72	625.816.948-15
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (4)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Effective member of the Audit Committee	Effective member of the Audit Committee	Effective member of the Audit Committee
Audit Committee	**Office held**	Member	Member	Member
	Date of election	04.25.2024	04.25.2024	04.25.2024
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	08.07.2020	06.16.2021	06.16.2021

(4) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months (i) an officer of Itaú Unibanco or its controlled and affiliated companies; (ii) an employee of Itaú Unibanco or its controlled and affiliated companies; (iii) a responsible technician, an officer, a manager, a supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliated companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliated companies; or (vi) a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies;

(*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members.

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

7.3 and 7.4 (except for item 7.3 "l")				
Name		RENATO LULIA JACOB	ALEKSANDRO BROEDEL	ALFREDO EGYDIO SETUBAL
Date of Birth		05.10.1974	10.05.1974	09.01.1958
Profession		Bank clerk	Accountant	Business administrator
12.5 to 12.8 (except for item 12.5 "m")		118.058.578-00	031.212.717-09	014.414.218-07
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Chairman of the Disclosure and Trading Committee Officer Group Head of Investor Relations and Market Intelligence	Member of the Disclosure and Trading Committee Officer of the Executive Committee	Member of the Board of Directors (Non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee
Disclosure and Trading Committee	**Office held**	Member	Member	Member
	Date of election (2)	Not applicable	Not applicable	Not applicable
	Date of investiture (2)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	04.25.2019	04.24.2014	04.24.2009

Name		ÁLVARO FELIPE RIZZI RODRIGUES	CARLOS HENRIQUE DONEGÁ AIDAR	JOSÉ VIRGÍLIO VITA NETO
Date of Birth		03.28.1977	10.19.1965	09.13.1978
Profession		Lawyer	Economist	Lawyer
Individual Taxpayer's Registry (CPF) number		166.644.028-07	076.630.558-96	223.403.628-30
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee Officer	Member of the Disclosure and Trading Committee	Member of the Disclosure and Trading Committee Officer (member of Executive Committee)
Disclosure and Trading Committee	**Office held**	Member	Member	Member
	Date of election (2)	Not applicable	Not applicable	Not applicable
	Date of investiture (2)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Date of beginning of first term	04.26.2022	04.29.2015	01.18.2021

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;
(2) There is no election and investiture formally established for this Committee (non -statutory).

With respect to each member of the Compensation Committee, see the following information about a non management member:

7.3 and 7.4 (except for item 7.3 "I")				
Name		GERALDO JOSÉ CARBONE		
Date of birth		08.02.1956		
Profession		Economist		
Individual Taxpayer's Registry (CPF) number		952.589.818-00		
Elected by the controlling stockholder		Not applicable		
Independent Member (1)		yes		
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM, the Brazilian Central Bank or the Superintendency of Private Insurance, and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no		
Other positions held or roles currently performed at the issuer		Member of the Compensation Committee		
Compensation Committee (3)	Office held	Member		
	Date of election	04.25.2024		
	Date of investiture	04.25.2024		
	Term of office	Annual		
	Date of beginning of first term	01.31.2019		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(3) The Committee also has the participation of Geraldo Carbone as a non-management member.

With respect to each member, please see below the information on item 7.3 "l":

7.3 "l" - main professional experiences during the last 5 years, highlighting, if applicable, positions and functions exercised: **(i)** in the issuer and in companies of its economic group; and **(ii)** companies controlled by a shareholder of the issuer that holds direct or indirect interest, equal or superior to 5% of the same class or type of security of the issuer.

BOARD OF DIRECTORS

Pedro Moreira Salles

Position and term of office

Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities

Financial sector, capital markets and other sectors
He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He is also a member of the Board of Directors of Falconi Consultores Associados. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN).

ESG
He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision-Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage.

Academic background

He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S.

Roberto Egydio Setubal

Position and term of office

Non-executive Co-Chairman of the Board of Directors since 2017.

Experiences, skills and abilities

Financial sector, capital markets and other sectors
He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank

of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil.

Risk management
During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date.

Academic background

He holds a Bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master's degree in Engineering Science from Stanford University, California, U.S.

Ricardo Villela Marino

Position and term of office

Non-executive Vice Chairman of the Board of Directors since 2020.

Experiences, skills and abilities

Financial sector and capital markets
He has been the Chairman of the Latin America Strategic Council since 2018, where he leads the innovation and exploration of growth opportunities throughout the region and a member of the Board of Directors of Banco Itaú Chile. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018 and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Bank Credit Commercial de France (CCF), worked with fixed income and the stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as Chairman of the Federation of Latin-American Banks (FELABAN) and was considered a Young Global Leader by the World Economic Forum (WEF). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011.

Financial inclusion and entrepreneurship
He is responsible for creating business models for the crypto market contributing to financial inclusion through digital assets. He is a consultant for Valor Capital, which invests in Blockchain and crypto asset companies. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of the PDR Institute, an organization aimed at investing and preparing new entrepreneurs focused on social academic transformation. He is also a Member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management.

Academic background

He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal

Position and term of office

Non-executive Member of the Board of Directors since 2007.

Experiences, skills and abilities

Financial sector and capital markets
At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco.

ESG
He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC).

Academic background

He holds Bachelor's and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Ana Lúcia de Mattos Barretto Villela (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018). She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors from 1996 to 2001.

She has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of Itaú's Personnel Committee since 2018; Member of Itaú's Nomination and Corporate Governance Committee since 2018; Member of the Environmental and Social and Climate Responsibility Committee since 2019 (formerly known as Social Responsibility Committee); Member of Itaúsa's Sustainability and Risks Committee since 2021; Vice Chairwoman of the Board of Trustees of the Itaú Foundation since 2020; Member of the Guidance Council of Itaú Social since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; Member of the Advisory Board of the Brincante Institute since 2001 and an Ashoka Fellow since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind's major challenges. Mrs. Villela is a Member of the Board of Participant, founded by the social entrepreneur Jeff Skoll, which is a leading organization in media and entertainment that inspires and engages its audience towards social change. She has also been a Member of the Stanford Down Syndrome Research Center's Advisory Board since January 2022 and of the UCLA Lab School's Board of Advisors since May 2022.

She was a Member of the Advisory Board of the Akatu Institute from 2013 to 2017; a Member of the Advisory Board of the organization Fairplay from 2015 to 2017; a Member of the Advisory Board of Conectas from 2003 to 2018; a Member of Dexco's Sustainability Committee from 2015 to 2018 and an Alternate Member of Dexco's Board of Directors from 2018 to 2020.

She holds a Bachelor's degree in Teaching with a major in School Administration and a Master's degree in Educational Psychology, both from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She also took graduate studies in Business Administration from Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Candido Botelho Bracher

Position and term of office

Non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities

Financial sector and capital markets
He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988.

Risk management
He was CEO of Itaú Unibanco Holding S.A., and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies.

ESG
He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper.

Academic background

He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Cesar Nivaldo Gon

Position, term of office and profile

Independent and non-executive Member of the Board of Directors since 2022.

Experiences, skills and abilities

Financial sector and capital markets
He has been a Member of the Board of Directors of the Lean Enterprise Institute – LEI and of Raia Drogasil S.A. since 2021. He is an active investor in venture capital and startup funds and led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE). He has also been a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY Entrepreneur of The Year™) in 2019. He is currently a member of Itaú Unibanco's Personnel Committee.

Information technology and security
He is the founder and has been the CEO of CI&T Inc., a company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cyber security and design of digital products, since 1995. He is the Chairman of the Board of Directors of Sensedia, market leader in API Management, adaptive governance, events hub, service mesh, cloud connectors and professional services, acting as an important figurehead for topics on leadership development and digital transformation. He also serves as a Tech Advisor for the Boticário Group.

Academic background

He holds a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science, both from Universidade Estadual de Campinas (UNICAMP), Brazil. He has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.

Fábio Colletti Barbosa

Position and term of office

Independent and non-executive Member of the Board of Directors since 2015.

Experiences, skills and abilities

Financial sector, capital markets and other sectors
He has been the CEO of Natura & Co. since 2022. He has been a Member of the Boards of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and of Ambev since 2021. He was the Chairman of the Board of Directors of Banco Santander S.A. (Brazil) in 2011. Between 2007 and 2011, he was the President of the Brazilian Federation of Banks (FEBRABAN). He was also the CEO of Banco Santander S.A. between 2008 and 2010 and CEO of Banco ABNAMRO/Real S.A. between 1996 and 2008. Between 2011 and the beginning of 2015, he was the CEO of Abril Comunicações S.A.

ESG
Mr. Barbosa served as Chairman of the Board of Directors of the OSESP Foundation between 2012 and 2019 and of Centro de Liderança Pública (CLP) between 2010 and 2023. He is currently a Board Member at the UN Foundation (U.S.) since 2011 and has been a Member of the Board of Directors of the Endeavor Institute Brazil since 2008. He was President of the Itaú Foundation. In 2017, he was recognized by the Worldfund for Education for bringing educational values to the forefront of the Brazilian national debate. In 2012, he was honored with the Champions of the Earth award, granted by the United Nations Environmental Programme (UNEP), for his contribution of over ten years to the integration of conscious environmental and social practices into the management of companies and banks.

Academic background

He holds a Bachelor's degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also holds a MBA degree from the Institute for Management Development (IMD), Lausanne, Switzerland.

João Moreira Salles (Non-executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He holds several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of its Board of Directors from 2015 to 2018.

Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Member of the Board of Directors at Verallia, a glass packaging company listed in France, since 2019, and at Alpargatas S.A., where he had already been a Member of the Finance Committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, New York, U.S.

He holds a Bachelor's degree in Economics from Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master's degree in Economics from Columbia University GSAS and in Finance, also from the University of Columbia GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Maria Helena dos Santos Fernandes de Santana

Position and term of office

Independent and non-executive Member of the Board of Directors since 2021.

Experiences, skills and abilities

Financial sector, capital markets and other sectors
She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of

Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Officer, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012.

ESG
Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the implementation of the New Market and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin-American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017.

Academic background

She holds a Bachelor's degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Pedro Luiz Bodin de Moraes

Position and term of office

Independent and non-executive Member of the Board of Directors since 2003.

Experiences, skills and abilities

Financial sector and capital markets
He was a Member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner of Cambuhy Investimentos Ltda. since 2011 and of Ventor Investimentos Ltda. since 2009. He was a partner of Icatu Holding S.A. between 2005 and 2014. He was a Member of the Board of Directors of Unibanco S.A. between 2003 and 2008 and an Officer of Icatu Holding S.A. between 2002 and 2003. He was also a partner and an Officer of Banco Icatu S.A. between 1993 and 2002. He was Vice Chairman of the National Association of Investment Banks (ANBID) and Vice Chairman of the National Association of Credit, Financing and Investment Institutions (ACREFI) between 2004 and 2011. He was also a Professor of the Department of Economics of Pontificia Universidade Católica do Rio de Janeiro between 1985 and 1990.

Risk management
He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experiences in risk management enabled him to hold the chair of this Committee. His duties include supporting the Board of Directors in its activities of defining the risk appetite of the institution and overseeing the risk and capital management and control activities, aiming at ensuring their adequacy to the levels of risks assumed and to the complexity of the operations. He served as Monetary Policy Officer of the Central Bank of Brazil between 1991 and 1992, where he was responsible for managing and enforcing the monetary and foreign exchange policies, establishing the technical guidelines for managing Brazilian international reserves and defining policies related to payment arrangements, clearing and settling houses and other infrastructures of the financial market.

ESG
He was an Officer of the National Bank for Economic and Social Development (BNDES) between 1990 and 1991, which is focused on carrying out the Federal Government's investment policy, and its mission is to promote the sustainable and competitive development of the Brazilian economy by creating jobs and reducing social and regional inequalities.

Academic background

He holds a Bachelor's degree in Economics from Pontificia Universidade Católica do Rio de Janeiro (PUC-Rio), São Paulo, Brazil. He also holds a Master's degree in Economics from Pontificia Universidade Católica do Rio de Janeiro (PUC-Rio). He holds a Ph.D. degree in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Fabricio Bloisi Rocha

Position and term of office

Independent and non-executive Member of the Board of Directors

Experiences, skills and abilities

He has been Chief Executive Officer of Ifood since 2019 and has served as Chairman of the Board of Directors since 2016. He is one of the founders of the startup Movile, a leading mobile commerce company in Latin America, in which he served as Chief Executive Officer from 1998 to 2020 and member of the Board of Directors from 2010 to 2020. He is also president of the 1Bi Foundation, a social institution that was officially created in 2019 with the aim of using digital tools to promote new opportunities for young Brazilians.

Academic background

He holds a Bachelor's degree in Computer Science from the Universidade Estadual de Campinas (UNICAMP), Brazil. HE also holds a Master's degree in Business Administration from Fundação Getúlio Vargas (FGV/EAESP), Brazil. In 2013, he also completed the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in growth phase at the Stanford Graduate School of Business, California, USA. In 2022, he completed the OPM program (Owners/President Management, Business Administration and Management) at Harvard Business School, Massachusetts, USA.

Paulo Antunes Veras

Position and term of office

Independent and non-executive Member of the Board of Directors

Experiences, skills and abilities

He was the founder and CEO of 99, the first Brazilian unicorn. He was officer and director of Endeavor, an NGO that promotes high-impact entrepreneurship. Until 2021, he was an independent member of the B2W Board of Directors. He is currently an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário. He is also a member of the Board of Directors of Digibee and Klubi.

Academic background

He holds a Bachelor's degree in Mechatronic Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He also has an MBA degree from INSEAD.

FISCAL COUNCIL

Gilberto Frussa has been a Member of the Supervisory Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021, Legal Officer of Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 a 2006.

He has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since 2022.

Mr. Frussa was a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department from 1993 to 1995.

He was also a Lawyer from 1989 to 1993 at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto – Advogados.

Mr. Frussa was also an Effective Director of the National Financial System Resources Council (CRSFN) from 2000 to 2003 and 2011 to 2013. He was Chairman of the Legal Affairs Committee of the Brazilian Financial and Capital Markets Association (ANBIMA) from 2012 to 2015. Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the National Financial System Resources Council (CRSFN) since 2018, and an associate of

the Brazilian Institute of Corporate Governance (IBGC) since 2021 where he attended courses for Board Members, Supervisory Council and Finance and Accounting for Directors. He has a certificate for the In Company course - Best Corporate Governance Practices from the Brazilian Institute of Corporate Governance (IBGC).

He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil.

Eduardo Hiroyuki Miyaki has been a Member of the Supervisory Council at the Itaú Unibanco Group since 2022. He has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities departments. He also worked in the commercial and retail departments, product development and Wholesale Banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.

He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, a Master's degree in Sanitary Engineering and waste management from Gunma University, Japan, specialization in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil, and an MBA degree in International Finance and Business from Leonard N. Stern School of Business, New York University, New York, U.S. More recently, Mr. Miyaki participated in the program for members of the Audit, Inspection and Control Committee of the Brazilian Institute of Corporate Governance (IBGC).

Igor Barenboim has been a Member of the Supervisory Council at the Itaú Unibanco since 2023.

He serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.

He was also Superintendent Officer at the Industrial Social Service/National Service for Industrial Training (SESI/SENAI) from 2017 to 2021, where he was also responsible for the set-up of the Compliance and Cybersecurity Department and the Transparence Website, Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016, Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014, Vice President of Capital Management at the Treasury Department of Banco Itaú BBA from 2011 to 2012, Senior Advisor of the Finance Department of the State of São Paulo in 2011), Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010, responsible for designing inclusion and diversity programs for public service entrance exams, and Founding Member and Economist at Gávea Investimentos from 2003 to 2005.

Mr. Barenboim was a Member of the Board of Directors of SENAI in 2017, Chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015, a Member of the Board of Directors of FINEP in 2015; a Member of the Steering Board of the National Scientific and Technological Development Fund (FNDCT) in 2015, a Member of the Joint Commission of the Defense Industry in 2015, a Member of the Interministerial Committee on Machinery and Equipment Security in 2015, a Member of the Supervisory Council of Companhia de Docas de São Sebastião in 2011; a Member of the Board of Directors of the Social Security Institute of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and a Member of the Board of Directors of the IT Company that provides services to the Municipal Government of Rio de Janeiro in 2010.

He holds a Bachelor's degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), São Paulo, Brazil and Ph.D. and Master's degree in Economics from Harvard University, Cambridge, Massachusetts, U.S., and participated in the Seminar on Investments, Governance and Environmental Aspects in Private Pension (SIGA).

João Costa has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group and an Effective Member of the Supervisory Council at the Itaúsa S.A. since 2023, having been an Alternate Member from 2009 to 2022.

He was a member of the Supervisory Council of Alpargatas S.A. from 2017 to 2018, Dexco S.A. from 2018 to 2019, FEBRABAN, IBCB and the Banking Employers' Union of the São Paulo State from 1997 to 2008.

He set up and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. At the Itaú Unibanco Conglomerate, he was an Effective Member of the Board of Directors of Itauleasing de Arrendamento Mercantil and Itaú Rent Administração e Participação S.A. He also worked at Itaú Unibanco as a General Audit Manager, creating and managing the Systems Audit, Tax Audit, Affiliate Audit, Central Administration Audit, and Foreign Branch Audit functions and planning for inspections at branches nationwide, having developed the

inspection automation software that was qualified as "best practice" by the consultancy Arthur Andersen. Later in 1997, serving as a Managing Officer, he structured the Collection Coordination department, defining operational and fiscal procedures for the collection and renegotiation of defaulted payments. He has structured an own and outsourced collection call center and the management of outsourced collection agencies and the control of external lawyers in charge of judicial collections nationwide. He has promoted the first sale of distressed assets, in Brazil, to a foreign debt recovery company.

He has played a strong role in the area of governance, creating the Internal Controls and Compliance department, and in particular implementing procedures required by the U.S. Sarbanes Oxley Act (SOX). He has commenced the work for compliance with the Central Bank provisions in connection with Operational Risk and Resolution No. 3380.

He holds a Bachelor's degree in Economics from Faculdade de Economia São Luiz, São Paulo, Brazil, extension course in Business Administration from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and attended the Management Program for Executives from University of Pittsburgh, Pennsylvania, U.S.

Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2017.

Since 2023 he has been the Chairman of the Audit Committee of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG). He was a Member of the Board of Directors from 2007 to 2021 and an Independent Member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Supervisory Council of the FEA-USP Endowment Fund since 2016.

Mr. Guerreiro also served as the Chairman of the Audit Committee at Petrobrás Gás S.A. (GASPETRO) from 2018 to 2021, and as a Member of the Board of Directors from 2016 to 2018 and the Financial and Risks Committee from 2016 to 2018 at Petrobrás Distribuidora S.A.; as well as a Member of the Strategic Committee from 2016 to 2018 at Petróleo Brasileiro S.A.

He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP, Head of the Accounting Department in two terms of office, Principal from 2010 to 2014 and Vice Head of the Accounting and Actuarial Science Department at Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021.

He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council at the Itaú Unibanco Group since 2020.

He is currently the Global Head of Internal Audit of Tupy S.A., and an independent member of the Integrity Committee at Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls, Corporate Governance and ESG courses.

He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A., an External Auditor at Ernst & Young, Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and of Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of Casa da Moeda do Brasil (CMB) and of Companhia de Trens Urbanos (CBTU).

He holds certifications from CCA+ – Director with Experience (IBGC), CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC), CIA – Certified Internal Auditor (The IIA), CRMA – Certified Risk Management Assurance (The IIA), CCSA – Certificate in Control Self-Assessment (The IIA), QA – Accreditation in QA Assessment/Validation (The IIA), and Regional Council of Accounting (CRC/SP).

He is a doctoral student in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil and holds a Master's degree in Management from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor's degree in Accounting from FAE Business School, Curitiba, Brazil.

AUDIT COMMITTEE

The résumé of Ms. Maria Helena dos Santos Fernandes Santana (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004.

He has been an Alternate Member of Duratex's Board of Directors since 2020 and the Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist member since 2017.

Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007 and as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA)from 2015 to 2023.

He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S.

Fernando Barçante Tostes Malta (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including Executive Officer from 2015 to 2021. He has also served at the Internal Controls and Compliance Office since 2016, in charge of the Group's non-financial risks, of the E&S Risk Department, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units.

He served as Officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016.

Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009.

He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008.

He was also an Alternate Member of the Board of Directors of Tecnologia Bancária S.A., a Deputy Member of the Board of Directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate Member of the Board of Directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a Member of the Board of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc.

Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021.

He holds a Bachelor's degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland.

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Board of Directors of AMBEV S.A. since 2023.

She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006.

She holds Bachelor's and Master's degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S.

Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015.

He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014.

He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017.

Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system.

He holds a Bachelor's degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC.

Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.

He holds a Bachelor's degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S.

DISCLOSURE AND TRADING COMMITTEE

The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item.

Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 22 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015.

He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.

He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017.

He holds a Bachelor's degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Alexsandro Broedel, a member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the positions of Group Executive Finance Officer from 2015 to 2020 and Head of Investor Relations from 2017 to 2020 at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as Finance and Control Officer. Mr. Broedel has formerly served as an Officer at the Brazilian Securities and Exchange Commission (CVM). He is a full professor at FEA-USP, a member of the IFRS Foundation's Integrated Reporting and Connectivity Council, and a member of the Decision-Making Council at Fundo Garantidor de Créditos (FGC). He was a Trustee of the IFRS Foundation, a Board Member of the Value Reporting Foundation/SASB and a Board Member of the International Integrated Reporting Council (IIRC). He is responsible for the process of disclosing results and reports to the market, including environmental, social and climate information.

He holds Bachelor's degrees in Accounting and Law from Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the legal matters of the Wholesale Banking department i.e., investment banking, broker, treasury, wealth management services (management and administration of third-party funds, private banking, banking products for large and middle-market companies, allocated funds and onlending, international loans and foreign exchange), the Tax Legal Matters (advisory and litigation), Proprietary M&A Legal Matters and Corporate, International and Anti-Trust Legal Matters. He was previously responsible for the legal matters of the Retail Banking department (legal matters related to products and services of the retail banking: current account, payment account, cards, acquiring services, payroll, real estate loans, vehicle, consortia, insurance and pension plan) and for the Institutional Legal department (Corporate and Corporate Governance, Contracts, Equity, Intellectual Property and Corporate Paralegal Matters). He has also served as Officer of Itaú Foundation since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados.

He holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from Pontificia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University's Law School, New York, U.S.

Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate's Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients,

business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees.

He holds a Bachelor's degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil.

José Virgilio Vita Neto, a member of the Partners Program, has been a Member of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011.

He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN).

He holds a Bachelor's degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S.

COMPENSATION COMMITTEE

The résumés of Candido Botelho Bracher, João Moreira Salles and Roberto Egydio Setubal (Members of the Board of Directors) are detailed above, in the Board of Directors item.

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018.

He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011.

Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987.

He holds a Bachelor's degree in Economics from Universidade de São Paulo, São Paulo, Brazil.

7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a) Issuer's management:

• Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors).

• João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles' son (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino's cousin (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

- None.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his brother Fernando Roberto Moreira Salles, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, as well as her cousins Ricardo Villela Marino and Rodolfo Villela Marino, are members of the issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

• Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his son, João Moreira Salles, and his brother Fernando Roberto Moreira Salles, participate in the management of the parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her brother Alfredo Egydio Arruda Villela Filho, and her cousin Ricardo Villela Marino participate in the management of the controlling company IUPAR - Itaú Unibanco Participações S.A.;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her cousins Ricardo Villela Marino and Rodolfo Villela Marino, participate in the management of the controlling company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ricardo Villela Marino (Vice-Chairman of the Board) together with his mother, Maria de Lourdes Egydio Villela, and his brother, Rodolfo Villela Marino, participate in the management of the controlling company

Rudric Ith Participações Ltda., and Ricardo Villela Marino together with his cousin Alfredo Egydio Arruda Villela Filho, participate in the management of the controlling company Companhia ESA; and

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

ATTACHMENT IV

ITEM 8 OF ATTACHMENT C OF CVM RESOLUTION Nº 80/22

Management compensation

8.1. Describe the policy or practice for the compensation of the board of directors, statutory and non-statutory board of officers, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally reviewed and approved on February 29, 2024 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The Compensation and Clawback Policy (Compensation Policy) guidelines will also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to specific local laws and markets, at the discretion of the personnel department.

In 2022, the Extraordinary General Stockholders' Meeting approved the formalization and ratification of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Issuer and its direct and indirect controlled companies, in accordance with CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Grant Plan.

In order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members' compensation, as described in item 8.4. This document, referred to as the Management Members' Compensation Policy, discloses to the general public our compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members. By December 31, 2023, the CEO and the majority of the Executive Committee members complied with the minimum ownership requirement, which must be met in up to five years after members take office.

For 2024, the requirement remains unchanged. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement.

The Issuer also has a Stock Option Granting Plan (Stock Option Plan) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock

Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and overseeing the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Results and reports > Regulatory reports > CVM > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

· commissioning salary surveys conducted by specialized consultants;

· participating in surveys conducted by other banks; and

· participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:

- objectives and alignment to the Issuer's short-, medium- and long-term interests
- the proportion of each element to total compensation in the past three years
- its calculation and adjustment methodology
- main performance indicators taken into consideration, including ESG indicators, if applicable

ii. reasons that justify the composition of compensation

iii. any members not compensated by the Issuer and the reason for this

i. description of the different compensation elements, including, in relation to each of them:

Composition of the annual compensation of members of the Board of Directors, Board Officers, Fiscal Council Board and Audit Committee

Board of Directors (1) (2) (3)

Fixed monthly compensation

Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Annual fixed compensation

Stock-based compensation approved at the Annual General Stockholders' Meeting

Annual variable compensation

Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting

Board of Officers

Fixed monthly compensation (2)

Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting

Benefits plan

Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance

Annual variable compensation

Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and limited to the annual amount approved at the Annual General Stockholders' Meeting

Fiscal Council

Fixed monthly compensation

Fees in cash approved at the Annual General Meeting

Audit Committee (3) (4)

Fixed monthly compensation

Fees in cash set by the Board of Directors

(1) If the member of the Board of Directors is also a member of the Executive Board of Itaú Unibanco or its subsidiaries, their compensation will follow the remuneration model for Board Officers. Management who are also members of our statutory and non-statutory committees or of our subsidiaries or affiliates are remunerated for their functions in the bodies or executive areas in which they work. As a rule, they do not receive remuneration for participating in these committees. The non-management member of the Compensation Committee receives compensation for carrying out his duties on that Committee

(2) The maximum amounts of remuneration are determined by the limits imposed by article 152 of the Companies Act.

(3) Members of the Board of Directors receive benefits if they have previously been officers of the Company, and members of the Audit Committee may receive benefits.

(4) If members of the Audit Committee are also members of the Board of Directors, the remuneration policy for the Board is adopted.

- objectives and alignment to the Issuer's short-, medium- and long-term interests

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short, medium and long-terms, as well as align the interests of program's participants

with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, as they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

Body	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2023	22%	16%	60%	1%
	2022	24%	18%	56%	2%
	2021	25%	20%	53%	2%
Board of Officers	2023	9%	0%	89%	1%
	2022	9%	0%	90%	1%
	2021	8%	0%	91%	1%
Supervisory Council	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
Audit Committee	2023	100%	0%	0%	0%
	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%

- Its calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: the compensation to members of the Board of Directors is in line with market practices and takes into account the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid among these members, including from that paid to the former in relation to the members of the Board of Officers. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b) **Annual variable compensation**[1]


The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company's results.

b) i. Distribution of annual variable compensation(2):


Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:


Delivery of preferred shares
They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
ITUB4
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).
These installments may be reduced or not paid due to any significant reduction in our recurring net income or negative result in the applicable Business area in the deferral period, except when the reduction or negative result results from extraordinary, unforeseeable events external to the Itaú Unibanco conglomerate, which also affect other financial institutions and are not related to the actions or omissions of the managers. The Remuneration Committee may decide to apply "Malus" even in these cases.

Supervisory Council: Supervisory Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may be entitled to receive benefits. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i) Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results, and may be adjusted by the Compensation Committee.

ii) Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Performance metrics


Officers
The principal evaluation process is carried out annually and takes into account what has been defined as a priority for the year
Manager Evaluation
Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and evaluated at the end. To support the evaluation, managers receive financial and market information, if applicable.
Rapporteur
It is a process for evaluating behaviors and main deliveries, in addition to defining the career moment, in order to bring supplementary elements to the executive's evaluation.
Evaluation Committee
Collegiate discussion to validate the manager's assessment and the career path proposed in the Report. This Committee can also discuss development and succession recommendations

c) ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short, medium and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

c) iii - existence of members not compensated by the Issuer and the reason for this

There are no members who are not compensated.

d. the existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Total compensation expected for 2024 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	13.00	35.33	6.00	54.33
Number of members who are compensated	13.00	35.33	6.00	54.33
Annual fixed compensation, comprising:	**36,538,744**	**72,046,575**	**1,147,027**	**109,732,346**
Salary or management fees	21,240,510	69,702,375	1,147,027	92,089,912
Direct and indirect benefits	396,789	2,344,200	n/a	2,740,989
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	14,901,445	0	0	14,901,445
Annual variable compensation, comprising:	**0**	**0**	**n/a**	**0**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**627,802**	**6,066,652**	**0**	**6,694,454**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**47,883,453**	**516,836,773**	**n/a**	**564,720,226**
Total compensation	**85,050,000**	**594,950,000**	**1,147,027**	**681,147,026**

Other Information:

It is proposed that the 2024 Annual General Stockholders' Meeting approve an overall compensation amount of R$680 million for the members of the Board of Directors, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts approved by stockholders at the Annual General Stockholders' Meeting.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Fiscal year 2023 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	30.50	6.00	48.50
Number of members who are compensated	12.00	30.50	6.00	48.50
Annual fixed compensation, comprising:	**27,355,257**	**53,997,800**	**1,116,733**	**82,449,790**
Salary or management fees	15,572,500	51,888,881	1,116,733	68,578,114
Direct and indirect benefits	382,757	2,089,919	n/a	2,471,676
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,400,000	0	0	11,400,000
Annual variable compensation, comprising:	**9,276,641**	**119,658,399**	**n/a**	**128,935,040**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	9,276,641	119,658,399	0	128,935,040
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**605,362**	**5,539,971**	**0**	**6,145,333**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**32,248,889**	**374,753,288**	n/a	**407,002,177**
Total compensation	**69,486,149**	**553,929,459**	**1,116,733**	**624,532,341**

Other Information:

The 2023 Annual General Stockholders' Meeting approved an overall compensation amount of R$570 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,790,512 and Board of Officers, R$18,161,622 For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

	Fiscal year 2022 – Annual amounts			
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	26.50	6.00	44.50
Number of members who are compensated	12.00	26.50	6.00	44.50
Annual fixed compensation, comprising:	**26,970,590**	**43,321,841**	**968,000**	**71,260,431**
Salary or management fees	15,240,000	41,605,167	968,000	57,813,167
Direct and indirect benefits	330,590	1,716,674	n/a	2,047,264
Compensation for participation in committees	n/a	n/a	n/a	0,00
Other (special fees)	11,400,00	0	0	11,400,00
Annual variable compensation, comprising:	**5,826,673**	**90,356,567**	**n/a**	**96,183,240**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,826,673	90,356,567	n/a	96,183,240
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a

Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**660,194**	**4,034,059**	**0**	**4,694,253**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**28,954,997**	**307,823,425**	n/a	**336,778,422**
Total compensation	**62,412,455**	**445,535,892**	**968,000**	**508,916,346**

Other Information:

The 2022 Annual General Stockholders' Meeting approved an overall compensation amount of R$500 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,201,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Fiscal year 2021 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.17	25.25	6.00	43.42
Number of members who are compensated	12.17	25.25	6.00	43.42
Annual fixed compensation, comprising:	**26,523,966**	**36,071,018**	**756,000**	**63,351,014**
Salary or management fees	14,412,833	34,536,961	756,000	49,705,794
Direct and indirect benefits	411,163	1,534,057	n/a	1,945,220
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:	**5,310,830**	**81,568,377**	**n/a**	**86,879,207**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,310,830	81,568,377	n/a	86,879,207
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**685,905**	**3,017,469**	**0**	**3,703,374**
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation, including options	**25,629,194**	**298,610,655**	n/a	**324,239,849**
Total compensation	**58,149,925**	**419,267,519**	**756,000**	**478,173,444**

Other Information:

The 2021 Annual General Stockholders' Meeting approved an overall compensation amount of R$450 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. For the Supervisory Council, the Annual General Stockholders' Meeting approved a monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the annual variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,778,137 and Board of Officers, R$16,604,654. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8. The information about the Board of Directors, the statutory board of officers and the Supervisory Council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2021.

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

Expected for 2024 — R$, unless otherwise indicated

			Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body					
b)	total number of members (people)		13.00	35.33	6.00	54.33
c)	number of members who are compensated		13.00	35.33	6.00	54.33
d)	With respect to bonuses:					
		i minimum amount provided for in the compensation plan	38,306,763	413,469,418	n/a	451,776,181
		ii maximum amount provided for in the compensation plan	47,883,453	516,836,773	n/a	564,720,226
		iii amount provided for in the compensation plan should the targets established be achieved	47,883,453	516,836,773	n/a	564,720,226
		iv amount effectively recognized in profit or loss for the fiscal year	n/a	n/a	n/a	n/a
e)	With respect to profit sharing:					
		i minimum amount provided for in the compensation plan	(2)	(2)	n/a	(2)
		ii maximum amount provided for in the compensation plan	(2)	(2)	n/a	(2)
		iii amount provided for in the compensation plan should the targets established be achieved	(2)	(2)	n/a	(2)

	iv amount effectively recognized in profit or loss for the fiscal year	(2)	(2)	n/a	(2)

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 38,306,763; d ii 47,883,453; d iii 47,883,453 d iv n/a.

Board of Officers: e i 413,469,418; e ii 516,836,773; e iii 516,836,773; e iv n/a.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2023 — R$, unless otherwise indicated

a)	body	**Board of Directors**	**Statutory Board of Officers**	**Supervisory Council**	**Total**
b)	total number of members (people)	12.00	30.50	6.00	48.5
c)	number of members who are compensated	12.00	30.50	6.00	48.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	33,203,360	343,863,532	n/a	377,066,892
	ii maximum amount provided for in the compensation plan	41,504,200	429,829,415	n/a	471,333,615
	iii amount provided for in the compensation plan should the targets established be achieved	41,504,200	429,829,415	n/a	471,333,615
	iv amount effectively recognized in profit or loss for the fiscal year	32,248,889	374,753,288	n/a	407,002,177
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	7,421,313	95,726,719	n/a	103,148,032
	ii maximum amount provided for in the compensation plan	11,131,969	143,590,079	n/a	154,722,048
	iii amount provided for in the compensation plan should the targets	9,276,641	119,658,399	n/a	128,935,040

	established be achieved				
	iv amount effectively recognized in profit or loss for the fiscal year	9,276,641	119,658,399	n/a	128,935,040

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 33,203,360; d ii 41,504,200; d iii 41,504,200; d iv 32,248,889.

Board of Officers: e i 343,863,532.; e ii 429,829,415; e iii 429,829,415; e iv 374,753,288.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2022 R$, unless otherwise indicated

a)	body	**Board of Directors**	**Statutory Board of Officers**	**Supervisory Council**	**Total**
b)	total number of members (people)	12.00	26.50	6.00	44.5
c)	number of members who are compensated	12.00	26.50	6.00	44.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	36,075,041	308,406,858	n/a	344,481,899
	ii maximum amount provided for in the compensation plan	45,093,801	385,508,573	n/a	430,602,374
	iii amount provided for in the compensation plan should the targets established be achieved	45,093,801	385,508,573	n/a	430,602,374
	iv amount effectively recognized in profit or loss for the fiscal year	28,954,997	307,823,425	n/a	336,778,422
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,661,339	72,285,254	n/a	76,946,592
	ii maximum amount provided for in the compensation plan	6,992,008	108,427,880	n/a	115,419,888
	iii amount provided for in the compensation plan	5,826,673	90,356,567	n/a	96,183,240

	should the targets established be achieved				
	iv amount effectively recognized in profit or loss for the fiscal year	5,826,673	90,356,567	n/a	96,183,240

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv 28,954,997.

Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv 307,823,425.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

For 2021 R$, unless otherwise indicated

a)	body	**Board of Directors**	**Statutory Board of Officers**	**Supervisory Council**	**Total**
b)	total number of members (people)	12.17	25.25	6.00	43.42
c)	number of members who are compensated	12.17	25.25	6.00	43.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	25,754,000	199,667,000	n/a	225,421,000
	ii maximum amount provided for in the compensation plan	42,923,000	332,778,000	n/a	375,701,000
	iii amount provided for in the compensation plan should the targets established be achieved	42,923,000	332,778,000	n/a	375,701,000
	iv amount effectively recognized in profit or loss for the fiscal year	25,629,194	296,610,655	n/a	324,239,849
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,248,664	65,254,701	n/a	69,503,365
	ii maximum amount provided for in the compensation plan	6,372,996	97,882,052	n/a	104,255,048

iii	amount provided for in the compensation plan should the targets established be achieved	5,310,830	81,568,377	n/a	86,879,207
iv	amount effectively recognized in profit or loss for the fiscal year	5,310,830	81,568,377	n/a	86,879,207

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,629,194.

Board of Officers: e i 199,667.000; e ii 332,778,000; e iii 332,778,000; e iv 298,610,655.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.4 With respect to the stock-based compensation plan for the board of directors and statutory board of officers in effect last fiscal year and expected for the current year, please describe:

a. General terms and conditions

Clarifications – how to disclose the information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan (Stock Option Plan), as described below:

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed between the members of the Board of Directors and the Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:


Delivery of preferred shares
They are awarded in the year following the performance year to which they refer.
Of the total amount granted, one third is paid out each year for a period of three years.
ITUB4
Performance year
Year of concession
Year 1
Year 2
Year 3
Delivery years
ITUB4
To calculate the value of the shares used in the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to granting the shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.
From the grant date to the vesting dates, an amount equivalent to the dividends and interest on own capital will be paid through the payroll of the shares delivered, on each vesting date, adjusted by the rate of return of the Financial Deposit Certificate (CDI).
These installments may be reduced or not paid due to any significant reduction in our recurring net income or negative result in the applicable Business area in the deferral period, except when the reduction or negative result results from extraordinary, unforeseeable events external to the Itaú Unibanco conglomerate, which also affect other financial institutions and are not related to the actions or omissions of the managers. The Remuneration Committee may decide to apply "Malus" even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks.

This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below:


Partners of the Holding Company
Participants may be elected to the category of Partner of the Holding Company or Partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners
Indefinite term of office
Eligible to sucessive reappointments
Obligation to invest from 50% to 100% of net variable compensation.
Three-year term of office
Eligible to sucessive reappointments
Obligation to invest from 35% to 70% of net variable compensation.

Partners Program

Participants of the Partners Program must use part of the annual variable compensation to purchase preferred shares (ITUB4).



NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Holding Partners
50% 3 years
50% 5 years
Partners

Matching

Holding partners and partners are eligible to receive shares as a return on the investment made through the Program(Matching).

ITUB4

AVAILABLE FOR SALE 100%

Grant year — Year 1 — Year 2 — Year 3 — Year 4 — Year 5

Delivery

Of the total granted: 30% vests in the 3rd year and 70% vests in the 5 year after the ward **(for Holding Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

DELIVERY YEAR (Year 3) — ITUB4

DELIVERY YEAR (Year 5) — ITUB4

Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

50% vests in the 3rd year and 50% vests in the 5th year after the award **(for Partners)**

ITUB4

To calculate the acquisition price of Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão ("B3") in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Shares ("Pricing Period"), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

Since 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended.

Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate's development process in the medium- and long-terms.

Our Personnel Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan.

The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website:

https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Option Plan.

b. Date of approval and body in charge

The Company's Stock Grant Plan is managed by the Compensation Committee and was approved by Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A. on April 26, 2022.

c. Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer's shares that the stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years.

d. Maximum number of options to be granted

The same as item c) above.

e. Conditions for the acquisition of shares

Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see subitem "g" below), upon the payment of the strike price (see subitem "f" below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the

Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see subitem "k" below).

f. Criteria for setting the purchase or exercise price

Stock-based compensation: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

Partners Program: to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows:

The option strike price is established based on the average price of the Issuer's preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

g. Criteria for setting the purchase or exercise period

Variable stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares.

Partners Program: not applicable, since there is no exercise of options but rather a delivery of shares.

Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years.

h. Settlement method

Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods.

Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee.

i. Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.

j. Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders' Meeting.

Additionally, in December 2023 the Company adopted the Clawback policy (as an attachment to the Management Members' Compensation Policy), which consists of recovering compensation amounts granted or paid in excess to Officers identified as the policy target audience in the event of any restatement of the financial results. The Clawback Policy applies to all Long-Term Incentive programs, and is available on the Investor Relations website (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members' Compensation and Clawback Policy.

k. Effects of the withdrawal of a management member from the issuer's bodies on their rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the maintenance of these shares.

Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the maintenance of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of

said agreement. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate.

Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-expiration of the options.

8.5. with respect to the stock-based compensation as stock options of the board of directors and statutory board of officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. weighted average strike price of each of the following option groups:

i. outstanding at the beginning of the year

ii. lost and expired during the year

iii. exercised during the year

e. potential dilution in the case of exercise of all outstanding options.

Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years.

8.6. With respect to each granting of stock options to the board of directors and statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. grant date

e. number of options granted

f. term for the options to become exercisable

g. maximum term to exercise the options

h. term of restriction on the transfer of shares received from the exercise of options

i. fair value of the options on the grant date

j. multiplication of the number of shares granted by the fair value of the options on the grant date

No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012.

8.7 With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. with respect to the options not yet exercisable: i. number; ii. date on which the options will become exercisable; iii. maximum term to exercise the options; iv. term of restriction to the transfer of shares; v. weighted average strike price for the year; vi. fair value of the options in the last day of the year

d. with respect to the options exercisable: i. number; ii. maximum term to exercise the options; iii. term of restriction to the transfer of shares; iv. weighted average strike price for the year; v. fair value of the options in the last day of the year

f. fair value of the total options in the last day of the year

No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019.

8.8. With respect to the options exercised relating to the stock-based compensation of the board of directors and statutory board of officers for the past three years, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. number of shares

e. weighted average strike price

f. weighted average market price of shares relating to the options exercised

g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised

No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019.

8.9. With respect to the stock-based compensation of the Board of Directors and Statutory Board of Officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2024 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	13.00	35.33	48.33
number of members who are compensated	13.00	35.33	48.33
potential dilution in the case of granting all options to beneficiaries	0.031%	0.414%	

Fiscal year 2023 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	30.50	42.50
number of members who are compensated	12.00	30.50	42.50

potential dilution in the case of granting all options to beneficiaries	0.033%	0.291%	

Fiscal year 2022 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	26.50	38.50
number of members who are compensated	12.00	26.50	38.50
potential dilution in the case of granting all options to beneficiaries	0.035%	0.261%	

Fiscal year 2021 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.17	25.25	37.42
number of members who are compensated	12.17	25.25	37.42
potential dilution in the case of granting all options to beneficiaries	0,020%	0.119%	

8.10. With respect to each granting of shares to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2024 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	13.00		35.33	
number of members who are compensated	13.00		35.33	
grant date	05/04/2024	03/01/2025	03/01/2025	03/01/2025
number of shares granted	459,071	1,475,153	7,533,433	8,388,834
maximum term to deliver the shares	05/31/2025	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	32.46	32.46	32.46	32.46
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$14,901,445	R$47,883,466	R$244,535,235	R$272,301,552

(1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2023 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.00		30.50	
number of members who are compensated	12.00		30.50	
grant date	05/04/2023	03/01/2024	03/01/2024	03/01/2024

number of shares granted	502,901	993,495	6,020,987	5,900,459
maximum term to deliver the shares	05/31/2024	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	22.66	32.46	32.46	32.46
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$32,248,848	R$195,411,238	R$191,528,899

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

Fiscal year 2022 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.00		26.50	
number of members who are compensated	12.00		26.50	
grant date	05/04/2022	03/01/2023	03/01/2023	03/01/2023
number of shares granted	509,901	1,126,214	6,029,022	6,180,472
maximum term to deliver the shares	05/31/2023	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	22.66	25.71	25.71	25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$11,395,737	R$28,954,962	R$155,006,156	R$158,899,935

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

Fiscal year 2021 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.17		25.25	
number of members who are compensated	12.17		25.25	
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of shares granted	472,155	1,029,692	6,307,494	5,905,316
maximum term to deliver the shares	05/31/2022	1/3 p.y	(1)	1/3 p.y
term of restriction on the transfer of shares	No restriction	No restriction	After 5 years	No restriction
fair value of the shares on the grant date	27.49	24.78	24.78	24.78
multiplication of the number of shares granted by the fair value of the shares on the grant date	R$12,979,541	R$25,515,768	R$156,299,701	R$146,333,730

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc).

8.11. With respect to the shares delivered relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

Fiscal year 2023 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	30.50
number of members who are compensated	12.00	30.50
number of shares	1,326,606	3,464,811
weighted average acquisition price	R$ 25.98	R$ 25.98
weighted average market price of shares acquired	R$ 25.79	R$ 25.00
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	R$ 252,055	R$ 3,395,515

Fiscal year 2022 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	26.50
number of members who are compensated	12.00	26.50
number of shares	1,849,933	3,407,200
weighted average acquisition price	R$ 21.77	R$ 21.77
weighted average market price of shares acquired	R$ 23.75	R$ 25.47
Multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- R$ 3,662,867	-R$ 12.606.640

Fiscal year 2021 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.17	25.25
number of members who are compensated	12.17	25.25
number of shares	1,640,711	3,262,848
weighted average acquisition price	R$ 21.77	R$ 21.77
weighted average market price of shares acquired	R$ 22.99	R$ 20.41
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- R$ 2,001,667	R$ 4,437,473

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least:

a. pricing model

• **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

• **Stock-based compensation**: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date.

• **Partners Program:** to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding's preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

• **Options**: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.

The assumptions used are described as follows:

• Price of the underlying asset: the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date;

• Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

• Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by B3, adjusted by the IGP-M variation;

• Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer's preferred share;

• Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

• Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and

• Option vesting period: the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date.

• **Stock-based compensation:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

• **Partners Program:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

c. method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date.

Variable stock-based compensation: not applicable because it is not an option and there is no early exercise.

Partners Program: not applicable because it is not an option and there is no early exercise.

d. method to determine expected volatility

Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer's preferred share, adjusted by the IGP-M.

Variable stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares.

Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares.

e. if any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonuses and reverse splits, among others.

Variable stock-based compensation: not applicable because it is not an option.

Partners Program: not applicable because it is not an option.

8.13. Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base-date: 12/31/2023

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,555,703,908	23,204,798	4,578,908,706	12,516	7,579,467	7,591,983	-	12,812,352	12,812,352	155,816	2,704,094	2,859,910	-	2,139,701	2,139,701
Parent Companies	Companhia E.Johnston de Participações	6,548,000	13,096,000	19,644,000	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	2,226,627,962	-	2,226,627,962	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	2,254,344,447	1,210,281,991	3,464,626,438	536	6,332,410	6,332,946	120	13,521	13,641	-	417,152	417,152	-	9,864	9,864
	IUPAR - Itaú Unibanco Participações S.A.	710,454,184	350,942,273	1,061,396,457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control (5)	Alpargatas S.A.	148,274,505	52,179,140	200,453,645	-	-	-	-	-	-	-	-	-	-	-	-
	Dexco S.A.	331,741,511	-	331,741,511	-	-	-	-	-	-	27,000	-	27,000	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Resolution No. 44/21; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties; (5) Includes companies that are directly controlled by Itaúsa S.A., the Issuer's controlling shareholder.

8.14. With respect to the pension plans in effect granted to the members of the Board of Directors and Statutory Board of Officers, please supply the following information in a table format:

a)	Body	Board of Directors			Statutory Board of Officers		
b)	number of members	3	1	1	10	8	17
c)	number of members who are compensated	3	1	1	10	8	17
d)	plan's name	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL
e)	number of management members that are eligible for retirement	2	1	1	6	3	6
f)	conditions for early retirement	50 years old	50 years old	50 years old	50 years old	50 years old	50 years old
g)	adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$ 55,670,695	R$ 6,316,023	R$ 1.071,265	R$ 35,713,910	R$ 22,882,450	R$ 12,621,963
h)	total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members	R$ 491,362		R$ 114,000	R$ 1,512,105	R$ 1,822,767	R$ 2.205.100
i)	whether there is the possibility of early redemption and what the conditions are	No	No	No	No	No	No

Note:
1. The number of members who are compensated of each body (letter "c") corresponds to the number of management members who are active participants of the pension plans.

8.15. In a table, please indicate, for the past three years, with respect to the Board of Directors, Statutory Board of Officers and Supervisory Council:

Year ended		**December 31, 2023**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.00	30.50	6.00
c)	number of members who are compensated	12.00	30.50	6.00
d)	amount of the highest individual compensation	R$ 18,509,021	R$ 67,705,174	R$ 264,000
e)	amount of the lowest individual compensation	R$ 2,522,283	R$ 3,305,003	R$ 108,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 5,790,512	R$ 18,161,622	R$ 186,122

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		**December 31, 2022**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.00	26.50	6.00
c)	number of members who are compensated	12.00	26.50	6.00
d)	amount of the highest individual compensation	R$ 15,648,000	R$ 59,188,000	R$ 236,000
e)	amount of the lowest individual compensation	R$ 2,442,000	R$ 3,758,000	R$ 96,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 5,201,038	R$ 16,812,675	R$ 161,333

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		**December 31, 2021**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.17	25.25	6.00
c)	number of members who are compensated	12.17	25.25	6.00
d)	amount of the highest individual compensation	R$ 14,256,000	R$ 52,966,000	R$ 180,000
e)	amount of the lowest individual compensation	R$ 2,392,000	R$ 3,150,000	R$ 72,000

f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,778,137	R$ 16,604,654	R$ 126,000

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer's profit or loss related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter

Year	2024		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

Year	2023		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

Year	2022		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	74%	0%	0%

Year	2021		
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	73%	0%	0%

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the Issuer's profit or loss as compensation of the members of the board of directors, statutory board of officers or supervisory council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Supervisory Council are not compensated for participating in statutory and non-statutory committees of subsidiaries or affiliates.

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the Issuer's direct or indirect parent companies, companies under common control and subsidiaries as compensation of the members of the issuer's Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, specifying the reason such amounts were paid to these people

The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation.

Expected for the current fiscal year		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	412,679,345	-	412,679,345
Companies under common control	-	-	-	-

2023		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	392,711,307	-	392,711,307
Companies under common control	-	-	-	-

2022		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	359,587,399	-	359,587,399
Companies under common control	-	-	-	-

2021		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	-
Issuer's subsidiaries	-	342,916,318	-	342,916,318
Companies under common control	-	-	-	-

8.20. Supply other information that the issuer may deem relevant

As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual compensation

assigned to management members for fiscal year 2020 takes into account the social charges (INSS), as previously disclosed to the market.

ATTACHMENT V

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY'S BYLAWS, IN ACCORDANCE WITH ARTICLE 12 OF CVM RESOLUTION No. 81/22

In accordance with Article 12, item II of CVM Resolution Nº. 81/22, this report details the origination and justification, and analyzes the legal and economic effects, of the amendment to Article 6 and Article 10 of the Bylaws, as approved by the Board of Directors and subject to the resolution of the Company's Extraordinary General Stockholders' Meeting called for April 23, 2024.

(I) ATTRIBUTE THE POWER TO DESIGNATE THE BOARD OF DIRECTORS' POSITIONS TO THE GENERAL STOCKHOLDERS' MEETING

The article 6, *caput*, of the Bylaws provides that the Board of Directors will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice-Chairmen chosen by the directors from among their peers. It is intended to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting, at the occasion of the election the Board of Directors' members. The proposed inclusion does not bring about any economic or legal effects to the Company.

(II) ESTABLISH A LIMIT AGE TO HOLD THE POSITION OF THE BOARD OF DIRECTORS' CHAIRMAN OR CO-CHAIRMAN

The item 6.6. of the Bylaws provides that no individual may be elected to the position of member of the Board of Directors who is seventy (70) years old on the date of his/her election. It is intended to the set the limit age of seventy-three years (73) to hold the position of the Board of Directors' Chairman or Co-Chairman. The proposed inclusion also does not bring about any economic or legal effects to the Company.

(III) IMPROVING THE WORDING OF THE COMPANY'S REPRESENTATION

The Article 10, caput, of the Bylaws provides that two officers may jointly represent the Company, and it is certain that when the amount involved in a transaction exceeds R$500 million, at least one (01) of the Officers will be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The wording is to be improved only to provide that the Company may be represented by only one (01) officer in situations that do not imply (i) the assumption of obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees to third parties; or (ii) the waiver of rights, encumbrance and disposal of permanent assets. In addition, it is intended to adjust the wording of Article 10 and item 10.1. The proposed inclusion will cause no economic or legal effects on the Company.

(IV) CONSOLIDATED BYLAWS HIGHLIGHTING THE AMENDMENTS ABOVE (according to Article 12, I, of CVM Resolution No. 81/22):

Current Wording	Proposed Wording
Article 1 – NAME, TERM AND HEAD OFFICE – The publicly-held joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term, has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.	Unchanged.
Article 2 - PURPOSE - The company has as its purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of customer loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of customer loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, dissemination materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.	Unchanged.
Article 3 – CAPITAL AND SHARES – Subscribed and paid up capital is ninety billion and seven hundred and twenty-nine million Brazilian reais (R$90,729,000,000.00), represented by nine billion, eight hundred and four million, one hundred and thirty-five thousand and three hundred forty-eight	Unchanged.

(9,804,135,348) book-entry shares with no par value, of which four billion, nine hundred and fifty-eight million, two hundred and ninety thousand and three hundred and fifty-nine (4,958,290,359) are common shares and four billion, eight hundred and forty-five million, eight hundred and forty-four thousand and nine hundred and eighty-nine (4,845,844,989) are preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company's controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling block and guaranteeing a dividend at least equal to that of the common shares.	
3.1. Authorized Capital – By means of a resolution of the Board of Directors, the company is authorized to increase its capital stock irrespective of any statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million and four hundred and fifty thousand (6,588,450,000) are preferred shares. The issues of shares for sale on Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law No. 6,404/76).	Unchanged.
3.2. Purchase of Shares Option – Within the limit of the Authorized Capital and in accordance with the plan approved by the General Stockholders' Meeting, call options may be granted to management members and employees of the company itself and of controlled companies.	Unchanged.
3.3. Book Entry Shares – Without any changes in the rights and restrictions that are inherent to them, under the provisions of this article, all of the company's shares shall be in book-entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, under the terms of Articles 34 and 35 of Law No. 6,404/76, for which a remuneration may be charged from stockholders in accordance with paragraph 3 of Article 35 of the above-mentioned law.	Unchanged.
3.4. Share Buybacks – The company can acquire its own shares upon the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.	Unchanged.
3.5. Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights under the terms of the provisions of Article 111, paragraph 1, of Law No. 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.	Unchanged.
Article 4 – GENERAL MEETING – The General Stockholders' Meeting shall meet annually within the four (4) months following the end of the fiscal year, in accordance with the legal requirements, and extraordinarily whenever corporate interests so require.	Unchanged.
4.1. - The work of any General Stockholders' Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.	Unchanged.
4.2. - Each common share is entitled to one vote in the resolutions of the General Stockholders' Meetings.	Unchanged.
4.3. - The following is the exclusive prerogative of the	Unchanged.

General Stockholders' Meeting: a) resolve upon the financial statements and the distribution and allocation of profits; b) resolve upon the management report and the Board of Officers' accounts; c) establish the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve changes to the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate restructuring involving the company; f) resolve upon retained profits or the recognition of reserves; and g) resolve upon Stock Option Plans or Stock Grant Plans issued by the company or by its controlled companies.	
Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and a Board of Officers. As provided for in legislation and in these Bylaws, the Board of Directors will act in advisory, elective and supervisory roles and excluding operating and executive duties, which shall be within the powers of the Board of Officers.	Unchanged.
5.1. Investiture – The Directors and Officers will be invested in their positions upon the signing of their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signing of the members of management's Instrument of Agreement, under the terms of the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão ("B3").	Unchanged.
5.2. Management Compensation – Management members shall receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders' Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers.	Unchanged.
5.3. Defense of management members – In addition to civil liability insurance, the company may enter into an indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company's interest and in the exercise of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company's approval governance in order to ensure the independence of the decision-making process and prevent any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities.	Unchanged.
Article 6 – BOARD OF DIRECTORS – The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up	**Article 6 – BOARD OF DIRECTORS** – The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co–Chairmen and may have up to three

to three (3) Vice-Chairmen chosen by the Directors from among their peers.	(3) Vice–Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members.
6.1. The positions of Chairman or Co-Chairmen of the Board of Directors and of Chief Executive Officer or principal executive of the company may not be held by the same person.	Unchanged.
6.2. The Board of Directors shall have at least ten (10) and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Stockholders' Meeting that elects the Board of Directors to initially establish the number of Directors who will compose this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company's Corporate Governance Policy.	Unchanged.
6.3. The Co-Chairmen shall have identical prerogatives and duties, and shall work together in the chair of the Board of Directors.	Unchanged.
6.4. In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co-Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall resolve upon the appointment of one of its members for the position of Chairman of the Board of Directors.	Unchanged.
6.4.1. In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall temporarily assume all the duties inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting deputy from among its members.	Unchanged.
6.5. The unified term of office of a member of the Board of Directors is for one (1) year as from the date they are elected by the Stockholders' Meeting, extendable until their successors take office.	Unchanged.
6.6. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election.	6.6. No individual may be elected to the position of member of the Board of Directors who is (i) seventy-three (73) years old on the date of his/her election, to the position of Chairman or Co-Chairman; and (ii) seventy (70) years old on the date of his/her election, to the other positions of the Board of Directors.
6.7. The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, eight (8) times annually and, extraordinarily, whenever corporate interests so require, and its resolutions will only be valid in the presence of at least an absolute majority of its acting members.	Unchanged.
6.7.1. Any member of the Board of Directors may participate in the meetings via telephone call, videoconference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of confirming the opening or voting quorum, and their vote cast shall be deemed valid for all legal intents and purposes.	Unchanged.
6.8. It is incumbent upon the Board of Directors to: I. establish the general business guidelines of the company; II. elect and remove from office the company's Officers and establish their duties; III. nominate officers to compose the Boards of Officers of the controlled companies as specified; IV. supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other	Unchanged.

acts; V. call General Stockholders' Meetings within at least twenty-one (21) days before the effective date, the number of days being counted from the notice of the first call; VI. express an opinion on the management report, the Board of Officers' accounts and the financial statements for each fiscal year to be submitted to the General Stockholders' Meeting; VII. resolve upon budgets for results and investments and respective action plans; VIII. appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. resolve upon the distribution of interim dividends, including their distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet; X. to resolve upon payment of interest on capital; XI. resolve upon buyback operations on a nonpermanent basis, for treasury stock purposes, as well as resolve upon either cancellation or sale of these shares; XII. resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567 of September 17, 2015, as amended; XIII. resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. elect and remove the members of the Audit Committee and the Compensation Committee; XV. approve the operational rules that the Audit and Compensation Committees may establish for its own operation and be aware of the Committees' activities through their reports; XVI. assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as examine any circumstances that may compromise their independence; XVII. approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the company as registered in the most recent audited balance sheet; XVIII. state a position on the public offerings of shares or other securities issued by the company; XIX. resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and XX. examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report is submitted to the Board of Directors in the latter scenario.	
<u>Article 7 – AUDIT COMMITTEE</u> – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.	Unchanged.
7.1. The Audit Committee shall be composed of three (3) to seven (7) members, annually elected by the Board of Directors from among the members of the Board itself or professionals of recognized skills and outstanding knowledge, with at least one of the members of this Committee being designated Financial Expert, having	Unchanged.

proven knowledge of the accounting and audit fields.	
7.1.1. The basic conditions for holding a position in the Audit Committee are: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointlycontrolled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the Supervisory Council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections "a", "(i)" e "(iii)"; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.	Unchanged.
7.1.2. The Board of Directors shall terminate the term of office of any member of the Audit Committee if their independence had been affected by any conflict of interest or potential conflict of interest;	Unchanged.
7.1.3 Members of the Audit Committee shall have a term of office of one (1) year, and they may be reelected for up to five (5) annual terms of office, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment.	Unchanged.
7.1.4. Up to one-third (1/3) of the Audit Committee members may have their term of office renewed, subject to the maximum number of up to ten consecutive years, and the time period set in item 7.1.3. is waived.	Unchanged.
7.1.5. Under no circumstance may a member of the Audit Committee continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members.	Unchanged.
7.1.6. The Audit Committee members shall remain in their positions until their successors take office.	Unchanged.
7.2. The Audit Committee shall meet on the convening of the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.	Unchanged.
7.3. The Board of Directors shall establish the amount for compensating the Audit Committee's members, based upon market parameters as well as the budget for covering expenses for the Committee's operation, including the hiring of specialists for assisting in fulfilling its responsibilities.	Unchanged.
7.3.1. The Audit Committee member shall not receive any other type of compensation from the company or its associates unrelated to their duties as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts to not receive compensation for the duties performed as a member of the latter body.	Unchanged.
7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the	Unchanged.

Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. Likewise, a semiannual report shall be prepared at the end of the first half of each fiscal year.	
7.4.1. The summary of the Audit Committee's Report, providing the main data, shall be published together with the financial statements.	Unchanged.
<u>**Article 8 – COMPENSATION COMMITTEE**</u> – Compliance with the duties and responsibilities related to the compensation policy for the company's management members shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors.	Unchanged.
8.1. The Compensation Committee shall be made up of three (3) to ten (10) members, elected by the Board of Directors, one of its members being nominated to the position of Chairman.	Unchanged.
8.1.1. The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to exercise proper and independent judgment on the Company's compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member who is not a management member.	Unchanged.
8.1.2. The term of office of the members of the Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors that elects them and expires on the date on which their substitutes take office.	Unchanged.
8.1.3. The members of the Compensation Committee may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed.	Unchanged.
8.2. It is incumbent upon the Compensation Committee to: I. prepare the compensation policy for the management members of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operation of the company's management members' compensation policy; III. annually review the company's management members' compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders' Meeting; V. assess future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company's management members' compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members' compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council Resolution No. 3,921/2010.	Unchanged.

8.3. The Board of Directors may assign powers to the Compensation Committee in addition to those provided for in these Bylaws.	Unchanged.
8.4. The Board of Directors shall set an amount for compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its operation.	Unchanged.
8.5. At the end of each fiscal year, the Compensation Committee shall prepare a report on the activities undertaken within the scope of its duties, submitting a copy to the Board of Directors and maintaining said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years.	Unchanged.
Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors.	Unchanged.
9.1. The Board of Officers shall have between five (5) and forty (40) members, comprising the positions of Chief Executive Officer and Officer.	Unchanged.
9.2. The Board of Directors will define the Officers who, in addition to the Chief Executive Officer, will compose the Executive Committee, the Company's highest executive body.	Unchanged.
9.3. In the case of absence or incapacity of any officer, the Board of Officers may choose the acting deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them.	Unchanged.
9.4. Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer.	Unchanged.
9.5. The officers shall exercise their terms of office of one (1) year and are eligible for reelection and they shall remain in their positions until their successors take office.	Unchanged.
9.6. A person is ineligible (i) to hold the position of Chief Executive Officer who is already sixty-two (62) years of age on the date of the election; and (ii) to hold other positions on the Board of Officers who are already sixty (60) years of age on the date of the election.	Unchanged.
Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations, exercising rights in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act. In any situation when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be represented by two officers together to decide on opening, closing or reorganizing branch offices.	**Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS** – The Company will be represented by two Officers together to: (i) assume obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees on obligations of third parties; (ii) waive rights, encumber and dispose of permanent assets; (iii) appoint proxies to act; and (iv) decide on opening, closing or reorganizing branch offices. In situations when the amount involved exceeds R$500 million, at least one of the Officers must be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The Company may also be represented by one (01) Officer in situations that do not imply (a) the assumption of obligations in any act, contract or document that gives rise to a liability, including by pledging guarantees to third parties; or (b) the waiver of rights, encumbrance and disposal of permanent assets.
10.1. In case of the head provision, except for the provision in item "(iii)", the company may also be represented jointly (i) by an officer and a proxy, or (ii) by two proxies.	10.1. In case of the head provision, except for the provision in items "(iii)" and "(iv)", the company may also be represented jointly (i) by an officer and a proxy, or (ii) by two proxies.
10.1.1. Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government	Unchanged.

body, direct or indirect, in acts which do not imply the assumption or waiver of rights and obligations; (ii) in proxy instruments with an "ad judicia" clause; and (iii) in general stockholders' meetings, meetings of stockholders or unit holders of companies or investment funds in which the company holds investments. In the event of items (i) and (iii), the Company may also be represented by one officer only.	
10.1.2. The Board of Directors may provide for or establish exceptions in addition to those provided for in subitem 10.1.1.	Unchanged.
10.1.3. With the exception of those of a legal nature, proxy instruments shall have a mandatory term of no more than one year.	Unchanged.
10.2. It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms.	Unchanged.
10.3. The Officers are responsible for the activities assigned to them by the Board of Directors.	Unchanged.
Article 11 – SUPERVISORY COUNCIL – The company will have a Supervisory Council that shall operate on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of alternate members. The election and operation of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.	Unchanged.
Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semiannual balance sheets will be prepared and, on a discretionary basis, interim balance sheets, at any date, including for the purposes of the payment of dividends, according to the legal provisions.	Unchanged.
Article 13 - ALLOCATION OF PROFIT - Together with the financial statements, the Board of Directors shall submit to the Annual General Stockholders' Meeting a proposal for the allocation of profit for the year under the terms of Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions:	Unchanged.
13.1. Before any other distribution, five percent (5%) shall be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock;	Unchanged.
13.2. The amount to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following rules: a) the preferred shares will be entitled to the priority minimum annual dividend (Article 3, item I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous subitem will be applied firstly to remunerating the common shares for a dividend that is equal to the priority dividend distributed to the preferred shares; and c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares.	Unchanged.
13.3 The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve referred to in Article 15, "ad referendum" of the General Stockholders' Meeting.	Unchanged.
Article 14 – MANDATORY DIVIDEND – The stockholders are entitled to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, adjusted according to the decrease or increase of the amounts specified in subitems "a" and "b" of item I of Article 202 of Law No. 6,404/76, and	Unchanged.

provided that items II and III of the same law are observed.	
14.1. The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.	Unchanged.
14.2. If so decided by the Board of Directors, interest on capital may be paid, offsetting its amount against the amount of the mandatory dividend according to Article 9, paragraph 7, of Law No. 9,249/95.	Unchanged.
Article 15 – STATUTORY RESERVE – According to the proposal of the Board of Directors, the General Stockholders' Meeting may resolve upon the recognition of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock, for the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital increases, including by means of new bonus shares.	Unchanged.
15.1. The Reserve will be comprised of funds: a) equivalent to up to 100% of profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the adjusted amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1).	Unchanged.
15.2. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76.	Unchanged.
15.3. The reserve shall be separated into different subaccounts according to the fiscal years they were recognized, the profit allocated for its recognition and the Board of Directors shall specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders.	Unchanged.
Article 16 – BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.
Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment called Level 1 Corporate Governance of B3, the company, its stockholders, management members and members of the Supervisory Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 ("Level 1 Regulations").	Unchanged.

ATTACHMENT VI

ATTACHMENT B TO CVM RESOLUTION No. 81/22 – PROPOSAL TO UPDATE THE STOCK GRANT PLAN

1. Provide a copy of the proposed plan

STOCK GRANT PLAN

1. PURPOSE OF THE PLAN

1.1. Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") has a Stock Grant Plan ("Plan") for the purpose of offering management members and employees of the Company, as well as of its direct or indirect controlled companies, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of their interests with those of their stockholders and a sharing of capital market risks, as well as enabling the Company and its controlled companies to attract and retain talents.

1.2. The management members and employees of the Company and its direct or indirect controlled companies ("Beneficiaries") are eligible to join this Plan, at the Company's discretion, subject to the specific target audiences of each stock grant program, in accordance with item 5 of the Plan.

2. MANAGEMENT OF THE PLAN

2.1. The Plan will be managed by the Compensation Committee ("Committee"), which reports directly to the Company's Board of Directors.

2.2. The Committee shall have full powers to organize and manage the Plan, subject to the terms of the Plan and any additional guidelines set by the Board of Directors.

2.3. The resolutions adopted by the Committee shall bind the Company and the Beneficiaries in relation to all matters related to the Plan.

3. SHARES USED

3.1. For purposes of the Plan, preferred shares issued by the Company ("Shares") will be used, and treasury shares may also be used, in accordance with the rules of the Brazilian Securities and Exchange Commission ("CVM"). In specific situations, such as, for example, Beneficiaries who carry out their activities at the Company's direct or indirect controlled companies headquartered abroad, mechanisms with similar effects may also be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company's preferred shares. In the event the delivery to these Beneficiaries is in Shares, the Company may take these Shares back in case of non-compliance with the specific conditions agreed upon with the Beneficiaries.

4. ANNUAL LIMIT FOR GRANTING SHARES

4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed the limit of zero point five percent (0.5%) of Itaú Unibanco's total shares held by majority and minority stockholders on the balance sheet date of the same year. To calculate this limit, the options granted under the Company's Stock Option Plan are added to the number of Shares.

4.2. In the event that, in a given year, the number of (a) Shares used for compensation purposes under this Plan and (b) stock options granted for the purpose of the Company's Stock Option Plan is lower than the limit of zero point five percent (0.5%) of the total shares, the resulting difference may be added for purposes of granting Shares or stock options in any of the seven (7) subsequent fiscal years.

4.3. For calculating the annual limit for granting Shares and stock options, the year to which the grant refers will be considered, regardless of the year in which these Shares and stock options are transferred to the Beneficiaries.

5. PROGRAMS COVERED

5.1.1. Variable Stock-Based Compensation
In line with CVM Resolution No. 3,921/10, the management members and the Managing Directors ("MDs") of the Company and its direct or indirect controlled companies authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the Administrator Compensation Policy or the Profit-Sharing Program Regulation. This model may also include management members of other direct or indirect controlled companies of the Company, at the discretion

of the Human Resources Department. In these cases, at least fifty percent (50%) of the total variable compensation will be converted into Shares and their transfer to management members will be deferred for at least three years, in portions that are proportional to the deferral period. These deferred portions may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.2. Fixed Stock-Based Compensation:
The fixed compensation portion of the members of the Company's Board of Director is annually paid in Shares and is based on the history, resume, market conditions and other factors that may be agreed upon between the management member and the Company, in accordance with the terms of the Administrator Compensation Policy. This compensation is paid to the effective members of the Board of Directors who do not hold executive offices, provided they have fully completed their terms of office.

5.1.3. Outstanding Performance Program
The best-evaluated employees in the participating companies, who hold eligible positions and are selected according to the Profit Sharing Program Regulation, will receive an additional profit sharing percentage in Shares, and the transfer of which shall be subject to a deferral period.

5.1.4. Partners Program
It shall be mandatory for management members and employees of the Company and its controlled companies with outstanding performance selected by the Personnel Committee to use an amount equal to a portion of or their total net annual variable compensation, in the case of management members, or of their net profit sharing, in the case of employees, in addition to any amounts, guaranteed or discretionary, to purchase own shares ("Own Shares"). If they hold the ownership of these Own Shares and comply with the other suspensive conditions provided for in the internal charts of the relevant programs for the terms set forth therein, the return on the investment will be delivered in consideration for Shares ("Partners Shares"). The availability of the Partners Shares shall be subject to the additional restrictions provided for in the internal charter of the program. For management members of the Company's direct or indirect controlled companies authorized to operate by the Central Bank of Brazil, the Partners Shares that have not yet been transferred may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.5. Recognition of Key Professionals or Extraordinary Performance
Management members and employees who are selected by the Executive Personnel Committee will have an additional amount in shares assigned to their net profit sharing amount, to be determined in accordance with the Profit Sharing Program Regulation or the Administrator Compensation Policy, and the transfer of which shall be subject to a deferral period.

6. SHARE PRICE

6.1. For the purpose of calculating the reference price of the Shares used for this Plan, the average closing price of Itaú Unibanco's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation shall be used, and such calculation shall be made on the seventh (7th) business day prior to the granting of the Shares ("Pricing Period"), adjusted by the proceeds that were distributed between the Pricing Period and the date scheduled for the Grant but that were not received by the Beneficiaries. For the purpose of this item, a business day is deemed as the days on which trading and settlement activities are carried out on B3.

7. ACQUISITION OF THE RIGHT TO SHARES

7.1. The beneficiaries shall comply with the specific provisions of each program stated in the documents mentioned in item 5, including in relation to the terms and conditions for the acquisition of the right to the Shares by them and the treatment conferred upon the Shares that have not yet been transferred to the Beneficiaries in the case of employment termination.

7.2. The Beneficiaries shall not have any rights or privileges as a Company stockholder, notably the right to receive dividends and interest on capital related to the Shares, until the date of the transfer of these Shares to the Beneficiaries, provided that all conditions for the acquisition of the right to the Shares are met. Notwithstanding the foregoing, the documents that govern each specific program may establish the payment of the amount equivalent to the dividends or interest on capital, in cash or in shares, from the granting date to the effective transfer of the Shares to the Beneficiaries.

8. EFFECTIVENESS OF THE PLAN

8.1. The Plan shall be in effect for an indefinite term and may be terminated upon resolution of the General Stockholders' Meeting. The end of the term of the Plan shall not affect the fully vested rights to the Shares granted under its terms.

9. GENERAL PROVISIONS

9.1. In order to preserve the purpose of this Plan, the number of Shares that have not yet been transferred to the Beneficiaries may be adjusted at the discretion of the Committee if the number of the Company's shares is increased or decreased as a result of a share bonus, split or reverse split or other corporate events that give rise to direct or indirect economic impacts on the Beneficiaries.
The granting of shares is subject to the possibility of a Malus adjustment (upon the decision of the Compensation Committee), which consists of the possibility of reversal of the portions that have not yet been paid in the case of a reduction in the realized recurring net income of Itaú Unibanco Holding and/or a negative result for the business areas.
If the beneficiary moves between countries during the vesting period, the amounts may be adjusted to offset tax differences between the departure tax unit and the destination tax unit.

9.2. In line with the purposes of the Plan (item 1.1), the Beneficiaries shall be subject to the equity changes in the Shares so as to fully maintain all the risks inherent in the Plan in their equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism to be used by any individual or company that implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate. This obligation shall be met during the periods prior to the transfer of the Shares to the Beneficiaries and during the terms of unavailability of the transferred Shares, where applicable. Said prohibition will cease to be applicable after 24 months from the date the Beneficiary leaves the Conglomerate's companies.

9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or other controlled company, as applicable, or interfere in any way in the right of the Company or its controlled companies, at any time and in accordance with legal and contractual conditions, to terminate the respective employment contract or term of office or dismiss the Beneficiary in any other way.

9.4. The Committee shall be responsible for deciding on the cases that are not provided for in the Plan.

----

2. Inform the main characteristics of the proposed plan, identifying:

a. Potential beneficiaries

In accordance with the provision in the Stock Grant Plan, the management members and employees (together, "Beneficiaries") of the Company and its direct or indirect controlled companies are eligible to receive the preferred shares issued by the Company ("Shares"), provided that the specific target audiences of each program for the granting of Shares described in item 5 of the Stock Grant Plan are observed.

b. Maximum number of stock options to be granted

Not applicable because the proposal of the Company's management comprises the Stock Grant Plan, which includes the granting of Shares and not of call options.

c. Maximum number of shares covered by the plan

The number of Shares granted in each fiscal year under the Stock Grant Plan shall not exceed the limit of zero point five percent (0.5%) of the totality of the shares issued by the Company held by majority and minority stockholders on the balance sheet date of the same year. For calculating the limit, the year to which the grant refers will be considered, regardless of the year in which these Shares and stock options are transferred to the Beneficiaries. In the event that, in a given year, the number of Shares granted under the Stock Grant Plan is lower than the limit of zero point five percent (0.5%) specified above, the resulting difference may be added for the purposes of granting Shares or stock options in any of the seven (7) subsequent fiscal years.

d. Conditions for acquisition

The Stock Grant Plan establishes parameters to be observed upon the granting of the Shares to the Beneficiaries so as to contribute to a greater alignment between the Company and these Beneficiaries. The above mentioned Plan covers different programs for the granting of Shares, each containing specific rules for the grant and, consequently, for the acquisition of the right to the Shares by their Beneficiaries. Accordingly, the internal documents and resolutions of the Compensation Committee related to each program will define, as applicable: (i) the Beneficiaries; (ii) the deferral periods, including suspensive conditions for the acquisition of the right to the Shares that must be observed during this period; and (iii) any periods of unavailability of the Shares that must be observed after their transfer to the Beneficiaries; and (iv) other applicable terms and conditions.

e. Detailed criteria for setting the strike price

Not applicable. See subitem 2(b).

f. Criteria for setting the exercise period

Not applicable. See subitem 2(b).

g. Form of option settlement

Not applicable. See subitem 2(b).

h. Criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Stock Grant Plan shall be in effect for an indefinite term and may be terminated upon the decision of the General Stockholders' Meeting at any time. The end of the term of the Stock Grant Plan shall not affect the fully vested rights to the Shares granted under its terms.

3. Justify the proposed plan, explaining:

a. The main objectives of the plan

The objective of the Stock Grant Plan is to maintain an alignment of the interests of the management members and employees of the Company and its direct and indirect controlled companies with those of the Company and its stockholders. To this end, the Stock Grant Plan grants to these stakeholders the opportunity to become stockholders of the Company, allowing for a sharing of the short, medium and long-term risks. The Stock Grant Plan is also aimed at attracting and retaining talents and includes programs for the granting of Shares based on performance, except in the case of the Fixed Stock-Based Compensation, which is only applicable to the members of the Board of Directors. Accordingly, it is possible to encourage a sustainable management of the business, always aligned with the interests of the stockholders.

b. How the plan contributes to these objectives

For the materialization of the objectives mentioned above, most of the programs covered by the Stock Grant Plan establish that the transfer of the Shares is deferred over time, making the grant more compatible with value creation and the time horizon of the Company's risk, and working as a mechanism to retain talents. In some cases, in addition to the deferral period, even after the transfer of the Shares to the Beneficiaries, the terms of unavailability of the transferred Shares shall be observed, thus contributing to an increased bond between these Beneficiaries and the Company's projects and results in the long term.

Therefore, in compliance with the objectives of the Stock Grant Plan, during these periods, the Beneficiaries shall be subject to the equity changes in the Shares so as to fully maintain all the risks inherent in the Stock Grant Plan in their equity, particularly the risk of Share price variation. Accordingly, the Stock Grant Plan prohibits any direct or indirect mechanism from being used by any individual or company that implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate carried out within 24 months after the Beneficiary leaves the Company.

c. How the plan becomes part of the Company's compensation policy

The Stock Grant Plan consolidates in a single document general rules related to long-term incentive programs that involve the granting of Shares to management members and employees of the Company and its direct and indirect controlled companies. The Stock Grant Plan presents general parameters adopted in the different programs for the granting of Shares that are essential to maintain the Beneficiaries aligned with the interests of the Company and its stockholders, always seeking to reach sustainable results.

d. How the plan aligns the interests of the beneficiaries with those of the company in the short, medium and long term

As mentioned in subitem 3(b), most of the programs covered by the Stock Grant Plan establish that the transfer of the Shares to the Beneficiaries is deferred over time so as to align the interests of the Beneficiaries with those of the Company and its stockholders, thus encouraging the Beneficiaries to always seek sustainable results and, therefore, alignment with the interests of stockholders in the long term.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

The Company estimates that the amount of one billion, three hundred and ninety-seven million Brazilian reais (R$1,397,000.000,00) will be granted in shares to the management members and employees of the Company and its direct and indirect controlled companies, recognized over the period of acquisition of the right to the Shares by the Beneficiaries. This amount may vary due to the number of Shares that are effectively granted each year, subject to the limit mentioned in subitem 2(c), as well as the specific criteria of each program for the granting of Shares mentioned in item 5 of the Stock Grant Plan.

Attachment VII A - Proxy Template

PROXY TEMPLATE

FOR HOLDERS OF COMMON SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's **Annual General Stockholders' Meeting** and **Extraordinary General Stockholders' Meeting** to be held on April 23, 2024, at 11 a.m. and 11:10 a.m., respectively, in a digital environment, casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to attend the General Stockholders' Meetings and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting in any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2024.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

Annual General Stockholders' Meeting – 11 a.m.:

1 – Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Supervisory Council and the Summary of the Audit Committee's Report and examine them for resolving upon the Financial Statements for the fiscal year ended December 31, 2023:

APPROVE	REJECT	ABSTAIN

2 – Resolve upon the allocation of profit for the year:

APPROVE	REJECT	ABSTAIN

3 – Establish the number of members that will compose the Board of Directors at thirteen (13):

APPROVE	REJECT	ABSTAIN

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher (Independent Member)

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon (Independent Member)

APPROVE	REJECT	ABSTAIN

Fábio Colletti Barbosa (Independent Member)

APPROVE	REJECT	ABSTAIN

Fabricio Bloisi Rocha (Independent Member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent Member)

APPROVE	REJECT	ABSTAIN

Paulo Antunes Veras (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN

5 – Resolve upon the independence of the members classified as independent members:

APPROVE	REJECT	ABSTAIN

Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN

7 – Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of R$680,000,000.00:

APPROVE	REJECT	ABSTAIN

8 – Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Supervisory Council:

APPROVE	REJECT	ABSTAIN

<u>Extraordinary General Stockholders' Meeting – 11:10 a.m.:</u>

1 – Amend the following articles of the Bylaws:

(i) Article, 6º, *caput*, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members:

APPROVE	REJECT	ABSTAIN

(ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:

APPROVE	REJECT	ABSTAIN

(iii) Article 10 to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:

APPROVE	REJECT	ABSTAIN

2 - Consolidate the Bylaws to reflect the amendments mentioned in item "1" above:

APPROVE	REJECT	ABSTAIN

3 – Update the Stock Grant Plan:

APPROVE	REJECT	ABSTAIN

ATTACHMENT VII B – PROXY TEMPLATE

PROXY TEMPLATE

FOR HOLDERS OF PREFERRED SHARES

By this proxy, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), appoints Mr./Ms. [PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] as their proxy, with powers to represent them in the capacity of Stockholder of Itaú Unibanco Holding S.A. ("Company") at the Company's **Annual General Stockholders' Meeting** to be held on April 23, 2024 at 11 a.m., in a digital environment, casting their vote in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to attend the General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting in any resolution or matter for which they have not received sufficiently specific voting instructions.

This proxy is effective for [•] days starting on this date.

[City], _______ ___, 2024.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

Igor Barenboim (effective member) and Rene Guimarães Andrich (alternate member)

APPROVE	REJECT	ABSTAIN

ATTACHMENT VII C – PROXY TEMPLATE

PROXY TEMPLATE

FOR PROXIES PROVIDED BY THE COMPANY

(HOLDERS OF COMMON SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m. and 11:10 a.m., respectively, to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m. and 11:10 a.m., respectively, to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.

• **Marco Luiz Ferreira,** Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m. and 11:10 a.m., respectively, to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and the Extraordinary General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor.

This proxy will be in effect only for the Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting of the Company to be held on April 23, 2024.

São Paulo, _______ ___ de 2024.

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTION

Annual General Stockholders' Meeting – 11 a.m.:

1 – Take cognizance of the Management Report and the Independent Auditor's Report, the Opinion of the Supervisory Council and the Summary of the Audit Committee' Report and to examine them for resolving upon the Financial Statements for the fiscal year ended December 31, 2023:

APPROVE	REJECT	ABSTAIN

2 – Resolve upon the allocation of profit for the year:

APPROVE	REJECT	ABSTAIN

3 – Establish the number of members that will compose the Board of Directors at thirteen (13):

APPROVE	REJECT	ABSTAIN

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Alfredo Egydio Setubal

APPROVE	REJECT	ABSTAIN

Ana Lúcia de Mattos Barretto Villela

APPROVE	REJECT	ABSTAIN

Candido Botelho Bracher (Independent Member)

APPROVE	REJECT	ABSTAIN

Cesar Nivaldo Gon (Independent Member)

APPROVE	REJECT	ABSTAIN

Fábio Colletti Barbosa (Independent Member)

APPROVE	REJECT	ABSTAIN

Fabricio Bloisi Rocha (Independent Member)

APPROVE	REJECT	ABSTAIN

João Moreira Salles

APPROVE	REJECT	ABSTAIN

Maria Helena dos Santos Fernandes de Santana (Independent Member)

APPROVE	REJECT	ABSTAIN

Paulo Antunes Veras (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Luiz Bodin de Moraes (Independent Member)

APPROVE	REJECT	ABSTAIN

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN

5 – Resolve upon the independence of the members classified as independent members:

APPROVE	REJECT	ABSTAIN

6 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN

Eduardo Hiroyuki Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN

7 – Resolve upon the amount allocated to the overall compensation of the members of the Board of Officers and Board of Directors in the total amount of R$680,000,000.00:

APPROVE	REJECT	ABSTAIN

8 – Resolve upon the individual monthly compensation of R$22,000.00 to the effective members and of R$9,000.00 to the alternate members of the Supervisory Council:

APPROVE	REJECT	ABSTAIN

Extraordinary General Stockholders' Meeting – 11:10 a.m.:

1 – Amend the following articles of the Bylaws:

(i) Article, 6º, *caput*, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members:

APPROVE	REJECT	ABSTAIN

(ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:

APROVAR	REJEITAR	ABSTER-SE

(ii) Article 10 to establish that the Company may be represented by only one (**1**) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:

APPROVE	REJECT	ABSTAIN

2 - Consolidate the Bylaws to reflect the amendments mentioned in item "1" above:

APPROVE	REJECT	ABSTAIN

3 – Update the Stock Grant Plan:

APPROVE	REJECT	ABSTAIN

ATTACHMENT VII D – PROXY TEMPLATE

PROXY TEMPLATE

FOR PROXIES PROVIDED BY THE COMPANY FOR THE ANNUAL

GENERAL STOCKHOLDERS' MEETING (HOLDERS OF PREFERRED SHARES)

By this proxy, I, [STOCKHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of the personal identification document No. (__), enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under the No. (__), with address at [FULL ADDRESS] ("Grantor"), stockholder of Itaú Unibanco Holding S.A. ("Company"), appoint as my proxy(ies):

• **Carla Del Monaco Miele**, Brazilian, married, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 34.865.582-4, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 338.094.818-74 and with the State of São Paulo Bar Association (OAB/SP) under the No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m., to vote **FOR** the matters contained in the agenda, in accordance with the voting instructions below.

• **Fernanda Janotti de Oliveira**, Brazilian, single, lawyer, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 35.968.854-8, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 387.265.428-46 and with the State of São Paulo Bar Association (OAB/SP) under the No. 345.971, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of lawyer of the Company, at the Annual General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m., to vote **AGAINST** the matters contained in the agenda, in accordance with the voting instructions below.

• Marco Luiz Ferreira, Brazilian, married, business administrator, bearer of the Brazilian Identification Card (RG-SSP/SP) No. 25.575.317-2, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo, State of São Paulo (SP), with powers to represent me, in the capacity of stockholder of the Company, at the Annual General Stockholders' Meeting of the Company to be held on April 23, 2024 at 11 a.m., to **ABSTAIN** from voting on the matters contained in the agenda, in accordance with the voting instructions below.

The proxy shall have restricted powers, namely to be present at the Annual General Stockholders' Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further actions that are not required to be taken for full compliance with the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions and shall vote in accordance with the number of preferred shares held by the Grantor.

This proxy will be in effect only for the Annual General Stockholders' Meeting of the Company to be held on April 23, 2024.

São Paulo, _______ ___ de 2024.

____

[STOCKHOLDER]

(Notarized signature)

VOTING INSTRUCTIONS – Annual General Shareholders' Meeting

Tick the option you wish:

1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such date as the members elected at the Annual General Stockholders' Meeting of 2025 take office:

Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI:

Igor Barenboim (effective member) and Rene Guimarães Andrich (alternate member)

APPROVE	REJECT	ABSTAIN

ATTACHMENT VII E – PROXY TEMPLATE

INFORMATION OF ATTACHMENT Q TO CVM RESOLUTION NO. 81/22

1. Inform the name of the company

Itaú Unibanco Holding S.A.

2. Inform the matters for which the proxy is being requested

Matters indicated in the Call Notice contained in this Manual.

3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing:

a. Name and address

Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902.

b. Since when you are a stockholder of the company

Not applicable.

c. Number and percentage of shares of each type and class that you own

Not applicable.

d. Number of shares borrowed

Not applicable.

e. Total exposure in derivatives denominated in shares of the company

Not applicable.

f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as defined by the accounting rules that address the matter

Not applicable.

4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under joint control or associates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question

Proxies were provided by the Company for the sole purpose of offering an additional mechanism to facilitate the stockholder's attendance at the Meeting, without any special interest in the approval of the matters.

5. Inform the estimated cost of requesting a proxy

The cost of requesting a proxy is insignificant.

6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requesters will seek the reimbursement of costs from the company

The cost of the request for a proxy was fully covered by the Company.

7. Inform:

a) The address to which the proxy should be sent after it is signed;

In order to make the work at the General Stockholders' Meeting easier, the Company suggests that the stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 21, 2024 to the email: drinvest@itau-unibanco.com.br or, if they prefer, by mail or courier to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100,

Torre Conceição, 1° andar - Parque Jabaquara,

São Paulo (SP) - CEP 04344-902

b) In the event the company accepts proxies via the World Wide Web, the instructions for granting the proxy.

The Company will adopt the remote voting system, in accordance with the provisions of CVM Resolution No. 81/22, as well as the best market practices.

Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be voted on at the Meeting:

- by remote voting form sent directly to the Company; or
- by remote voting form completion instructions transmitted to service providers, as follows:

a) to the Stockholder's custody agent, if the shares are deposited at a central depository; or

b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services.

Stockholders forwarding the voting form directly to the Company

Any Stockholder choosing to exercise their remote voting right may do so by forwarding the documentation below directly to the Company by April 16, 2024 to the email drinvest@itau-unibanco.com.br:

(i) the voting form duly filled out, initialized and signed (the consularization or a sworn translation of documents in foreign languages is not required); and

(ii) ID document - for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the identification document bearing the Stockholder's picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation.

Once the documents mentioned in items (i) and (ii) above have been received, the Company will notify the Stockholder of their receipt and acceptance. This information will be sent to the Stockholder at the electronic address indicated in the voting form.

Stockholders forwarding the voting form to service providers

Stockholders may otherwise choose to exercise their remote voting right through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to confirm the procedures established by these service providers, as well as the documents requested.

Itaú Corretora de Valores S.A., the bookkeeper of the Company's shares, has set up the Digital General Meeting website, a safe solution for remote vote casting. To vote via the website, you must register and have a digital certificate. Information on registration and the step-by-step procedure for issuing the digital certificate are provided on the website:

https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

ITAÚ CORRETORA DE VALORES S.A.

3003-9285 (capital cities and metropolitan regions)

0800 7209285 (other locations)

Client Service opens on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Stockholders must transmit the form completion instructions to the service providers by April 16, 2024, unless otherwise indicated by the latter.